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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
      PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                                  ACSYS, INC.
                           (Name of Subject Company)

                            ------------------------

                                  ACSYS, INC.
                       (Name of Person Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                     (INCLUDING ASSOCIATED SERIES A JUNIOR
                 PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)

                        (Title of Classes of Securities)

                                   00087X 103
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                DAVID C. COOPER
                            CHIEF EXECUTIVE OFFICER
                                  ACSYS, INC.
                                 75 14TH STREET
                                   SUITE 2200
                             ATLANTA, GEORGIA 30309
                                 (404) 817-9440
          (Name, Address and Telephone Number of Person authorized to
                Receive Notices and Communications on Behalf of
                          the Person Filing Statement)

                                WITH A COPY TO:

                                 BRYAN E. DAVIS
                               ALSTON & BIRD LLP
                              ONE ATLANTIC CENTER
                           1201 WEST PEACHTREE STREET
                             ATLANTA, GEORGIA 30309
                                 (404) 881-7000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

    The name of the subject company is Acsys, Inc., a Georgia corporation (the "Company"). The address and telephone number of the principal executive offices of the Company is 75 14(th) Street, Suite 2200, Atlanta, Georgia 30309. The telephone number of the Company at its principal executive offices is
(404) 817-9440.

    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement" or "Schedule 14D-9") relates is the common stock, no par value per share, of the Company (the "Common Stock") and the associated series A junior participating preferred stock purchase rights (the "Rights") issued pursuant to the Shareholder Protection Rights Agreement, dated as of June 20, 1999, between the Company and SunTrust Bank, Atlanta, as Rights Agent, as amended by Amendment No. 1 thereto, dated April 16, 2000 (as amended, the "Rights Agreement"). As of April 27, 2000, there were 14,499,400 shares of Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

    The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

    This Statement relates to the tender offer by Platform Purchaser Inc. (the "Purchaser"), a Georgia corporation and an affiliate of Vedior, N.V., a company organized under the laws of the Netherlands ("Vedior"), to purchase all of the outstanding shares of Common Stock and the associated Rights (the shares of Common Stock together with any associated Rights are referred to in this Statement as the "Shares"), at a purchase price of $5.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated April 27, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Immediately prior to the initial purchase of Shares in the Offer, the Purchaser will become a wholly owned subsidiary of Tiberia B.V., a company organized under the laws of the Netherlands ("Parent"), and Parent will become an affiliate of Vedior. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Vedior, Parent and the Purchaser with the Securities and Exchange Commission (the "Commission") on April 27, 2000. The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of April 16, 2000, by and among Parent, the Purchaser, Vedior, Select Appointments North America Inc., a Delaware corporation and wholly owned indirect subsidiary of Vedior ("SANA"), and the Company (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Georgia Business Corporation Code (the "GBCC"), the Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share not purchased in the Offer (other than Shares owned by Parent, Vedior or the Company or any Subsidiary of Parent or the Company and by shareholders, if any, who exercise their statutory dissenters' rights under the relevant provisions of Article 13 of the GBCC) will be converted into the right to receive $5.00 in cash or any greater amount per Share paid pursuant to the Offer (the "Merger Consideration"). A copy of the Merger Agreement is incorporated by reference as Exhibit (e)(1) to this
Schedule 14D-9 and is incorporated herein by reference.

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    The Schedule TO states that (1) the principal executive offices of Vedior are located at Jachthavenweg 112, 1076 DC Amsterdam, the Netherlands, telephone number (011) 31-20-573-5626, (2) the principal office of Parent is located at Bijlmerplein 888, 1102 MG, Amsterdam, the Netherlands, telephone number
(011) 31-20-652-3951, and (3) the principal executive offices of the Purchaser are located at c/o Select Appointments North America Inc., 60 Harvard Mill Square, Wakefield, MA 01880, telephone number (781) 213-1500.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 (the "Information Statement") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Vedior, Parent, or the Purchaser, or their respective executive officers, directors or affiliates.

THE MERGER AGREEMENT.

    The following is a summary of certain provisions of the Merger Agreement that relate to agreements, arrangements and understandings of a type described above. The summary of the Merger Agreement contained in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO, which is being mailed to shareholders together with this Statement, and incorporated herein by reference, is more complete. In addition, the following summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is incorporated by reference as Exhibit (e)(1) hereto and is incorporated herein by reference. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Merger Agreement.

    THE COMPANY BOARD.  The Merger Agreement provides that promptly after
(i) the Purchaser purchases and pays for that number of Shares which together with any Shares beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by Parent, the Purchaser and their respective affiliates, represents at least a majority of the Fully Diluted Shares and (ii) compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, whichever shall occur later, Parent shall be entitled to designate such number of directors (the "Designees"), rounded up to the next whole number, on the Board of Directors of the Company (the "Board" or the "Board of Directors") as is equal to the product of the total number of directors on such Board of Directors (giving effect to the directors designated by Parent pursuant to this sentence) multiplied by the percentage that the number of Shares so accepted for payment by the Purchaser bears to the total number of Shares then outstanding. In furtherance thereof, the Company shall, upon the request of Parent (subject to applicable law, including applicable fiduciary duties), use reasonable efforts either to increase the size of the Board of Directors or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable the Designees to be so elected to such Board of Directors, and shall take all actions reasonably available to the Company to cause the Designees to be so elected. At such time, the Company shall, if requested by Parent (subject to applicable law, including applicable fiduciary duties), also cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on Board of Directors, of each committee of such Board

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of Directors, each board of directors of each subsidiary of the Company and each committee (or similar body) of any such subsidiary's board of directors. In the event that the Designees are elected to the Board of Directors, until the Effective Time, such Board of Directors shall have at least three directors who are directors on the date hereof and who would constitute "continuing directors" under the GBCC (the "Independent Directors"). In the event that the Designees are elected to the Board of Directors, after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, in addition to any other applicable requirements, the affirmative vote of a majority of the Independent Directors shall be required to amend or terminate the Merger Agreement by the Company, exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, take any other action by the Board of Directors under or in connection with the Merger Agreement, borrow money, amend the Company's credit facility with Bank of America, N.A. and the other lenders, dated April 13, 1999 and as further amended on December 31, 1999 (the "Credit Agreement"), pledge or otherwise encumber any of the assets of the Company or its subsidiaries or effect a dividend or distribution of assets of the Company or its subsidiaries.

    INDEMNIFICATION AND INSURANCE. The articles of incorporation and bylaws of the Surviving Corporation in the Merger are required to contain indemnification provisions that are substantially similar to the indemnification provisions in the Company's articles of incorporation and bylaws as of April 16, 2000. These provisions may not be amended, modified or otherwise repealed for a period of six years after the Effective Time in any manner that adversely affects the rights of the Company's directors, officers, employees or agents, unless such modification is required after the Effective Time by law.

    Parent has agreed to cause the Surviving Corporation in the Merger to indemnify, defend and hold harmless the present and former directors, officers, employees and agents of the Company and its subsidiaries (each, an "Indemnified Party") against all liabilities arising out of actions or omissions arising out of the Indemnified Party's service or services as directors, officers, employees or agents of the Company or, at the Company's request, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time (including transactions contemplated by the Merger Agreement) to the fullest extent permitted under Georgia law and by the articles of incorporation and the bylaws of the Company as in effect on April 16, 2000, and any applicable indemnification contracts, including provisions relating to advances of expenses incurred in the defense of any litigation and whether or not the Parent or its subsidiaries are insured against any such matter. Without limiting the foregoing, in any case in which approval by the Surviving Corporation in the Merger is required to effectuate any indemnification, the surviving corporation in the Merger shall direct, at the election of an Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Parent and such Indemnified Party.

    Pursuant to the terms of the Merger Agreement, the Company is required to purchase (i) a new insurance policy or (ii) an endorsement under the Company's existing directors, officers and corporate liability policy in a form acceptable to the Company, which shall provide Indemnified Parties with coverage for seven years after the Effective Time of not less than the existing coverage under, and have other terms with respect to such coverage and amounts no less favorable in any material respect to such directors and officers than those of such policy maintained by the Company in effect on the date of the Merger Agreement; provided that (i) in no event shall Parent or the Surviving Corporation in the Merger be required to pay aggregate premiums for insurance described in this paragraph in excess of 175% of the amount of the aggregate premiums paid by the Company for 1999 for such purpose, but in such case Parent shall nevertheless be obligated to provide such coverage as may be obtained for such 175% amount, and
(ii) the provisions of this paragraph shall be deemed to have been satisfied if

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
prepaid policies have been obtained by the Company prior to the Effective Time, which policies provide such directors and officers with coverage as described in this paragraph for an aggregate period of seven years with respect to claims arising from facts or events that occurred on or before the Effective Time, but with the aggregate premium for such policies not exceeding $400,000. The Company shall give Parent the opportunity to negotiate with insurers over the amount of such premium, and the Company shall purchase such policies for the Indemnified Parties unless Parent consents otherwise.

    In the event of any such litigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation in the Merger shall have the right to assume the defense thereof and neither Parent nor the Surviving Corporation in the Merger shall be liable to such Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if Parent or the Surviving Corporation in the Merger elects not to assume such defense, or counsel for such Indemnified Party advises that there are substantive issues which raise conflicts of interest between Parent or the Surviving Corporation in the Merger and such Indemnified Party, such Indemnified Party may retain counsel satisfactory to it, and Parent or the Surviving Corporation in the Merger shall pay all reasonable fees and expenses of such counsel for such Indemnified Party promptly as statements therefor are received (provided that Parent and the Surviving Corporation in the Merger shall be obligated to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, unless such Indemnified Parties shall have been advised in writing by counsel that there exist conflicts of interest among such Indemnified Parties that preclude one firm of counsel from representing the interests of all such Indemnified Parties), (ii) Parent, the Surviving Corporation in the Merger and such Indemnified Party will cooperate in the defense of any such litigation, and
(iii) neither Parent nor the Surviving Corporation in the Merger shall be liable for any settlement effected without its prior written consent, which consent shall not be unreasonably withheld. Neither Parent nor the Surviving Corporation in the Merger have any obligation to any Indemnified Party when and if a court of competent jurisdiction determines, and such determination shall have become final and non-appealable, that the indemnification of such Indemnified Party is prohibited by applicable law.

    If Parent or the Surviving Corporation in the Merger or any successors or assigns consolidate with or merge into any other person and are not the continuing or surviving person of such consolidation or merger, or transfer all or substantially all of its assets to any person, then and in each case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation in the Merger shall assume the obligations set forth in this section "--Indemnification and Insurance."

    EMPLOYEE BENEFIT MATTERS. The Merger Agreement provides that for the first year following the Effective Time, each employee of the Company or its subsidiaries shall be eligible for benefits that in the aggregate are no less favorable than the employee benefits available to such employee under existing plans of the Company or its subsidiaries. For purposes of such benefit plans, programs, policies and arrangements, Parent agreed to treat the prior service of such employees with the Company and its ERISA Affiliates (as defined in the Merger Agreement), including all periods of service recognized under the Acsys, Inc. 401(k) Savings Plan (the "Company 401(k) Plan"), as service rendered to Parent or its ERISA Affiliate for eligibility and vesting purposes and, solely with regard to vacation and sick leave programs, for benefit accrual purposes thereunder. In the event of any termination of the Company 401(k) Plan during the first year following the Effective Time, Parent or its ERISA Affiliate shall maintain a tax-qualified retirement plan that, at the request of an employee of the Company and its subsidiaries, accepts a rollover of such employee's account from the Company 401(k) Plan.

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
    The Merger Agreement provides that no employee of the Company or its subsidiaries (or eligible dependent thereof) who is eligible for and elects to be covered under any medical or disability insurance plan of Parent or its ERISA Affiliate, shall be excluded from coverage under such plan on the basis of a pre-existing condition that was not also excluded under the applicable medical or disability insurance plan of the Company or its subsidiaries. To the extent that an employee of the Company or its subsidiaries has satisfied in whole or in part any annual deductible or paid any out-of-pocket or co-payment expenses under a medical insurance plan of the Company or its ERISA Affiliates for a plan year, such individual shall be credited therefor under the corresponding provisions of the corresponding plan of Parent or its ERISA Affiliate in which such individual participates after the Effective Time.

    The Merger Agreement provides that Parent shall honor, and shall cause the Surviving Corporation in the Merger and its subsidiaries to honor in accordance with their terms, all employment, severance, consulting and other compensation contracts between the Company and its subsidiaries and any current or former director, officer, or employee thereof that are disclosed in the Company's disclosure memorandum to the Merger Agreement, and all provisions for vested amounts earned or accrued through the Effective Time under the Company's employee benefit plans.

    TREATMENT OF OPTIONS. The Merger Agreement provides that (i) prior to the initial purchase of Shares under the Offer (or in the case of Company Options (as defined below) granted after such time, the Effective Time), Parent and the Purchaser shall offer to each holder of an option to purchase capital stock of the Company or its subsidiaries outstanding and effective immediately before the Effective Time ("Company Option") that is vested and has an exercise price that is less than the Offer Price ("Vested in the Money Option"), the right to receive in exchange for each such option an amount in cash, payable in a lump sum promptly following the initial purchase of Shares under the Offer, equal to the excess of (A) the Offer Price multiplied by the number of Shares subject to such Vested in the Money Option over (B) the exercise price of such Vested in the Money Option multiplied by the number of Shares subject to such Vested in the Money Option, and (ii) prior to the initial purchase of Shares under the Offer, Parent and the Purchaser shall offer to each holder of a vested Company Option that has an exercise price that is equal to or exceeds the Offer Price and to each holder of an unvested Company Option, irrespective of the exercise price thereof, the right to receive in exchange for each such option an amount equal to one dollar multiplied by the number of Shares subject to such option (the " Option Payment"). 50% of the Option Payment shall be paid to the former holder of such option promptly following the initial purchase of Shares under the Offer (or in the case of Company Options granted after such time, the Effective Time), except that if the option holder is not and has not been an employee of the Company or its subsidiaries, then 100% of the Option Payment amount shall be made promptly following the initial purchase of Shares under the Offer (or in the case of Company Options granted after such time, the Effective
Time). The balance of the Option Payment shall be paid to the former holder of such option on the second anniversary of the initial consummation of the Offer (the "Second Installment Date"); provided that the former holder is then employed by the Company or its subsidiaries or an affiliate of Vedior. If the former holder's employment is terminated prior to the Second Installment Date, his or her right to receive the second installment of the Option Payment shall be forfeited as of the date of such termination of employment.

    The following table sets forth, with respect to each of the executive officers and each of the directors of the Company, (1) the number of shares of Common Stock subject to Company Options held by such persons, (2) the weighted average exercise price of the Company Options held by such persons and (3) the aggregate amount that each such executive officer and director will receive as consideration for the cancellation of his or her Company Options (i.e., the $5.00 Offer Price less the

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exercise price for Company Options that are in-the-money and $1.00 for all other
Company Options). Under the terms of their respective options agreements, upon the change in control of the Company deemed to have resulted from the execution of the Merger Agreement, each of the executive officer's (other than Ms. Kennedy's) and each of the director's Company Options vested and became immediately exercisable.

                                                                WEIGHTED AVERAGE    AGGREGATE
                                                     OPTION      EXERCISE PRICE    PAYMENT FOR
NAME                                               SHARES(#)      PER SHARE($)     OPTIONS($)
----                                               ----------   ----------------   -----------
David C. Cooper..................................        --             --                --
Barry M. Abelson.................................    82,000(1)        $7.87          $96,744
Paul J. Klaassen.................................    82,000(1)       11.00            96,744
William Porter Payne.............................    82,000(1)        7.87            96,744
Harry J. Sauer...................................        --             --                --
Brady W. Mullinax, Jr............................   275,000           7.38           414,025
M. Faye Wilson...................................    50,000           1.94           153,100
Patricia Kennedy.................................    75,000           1.81            75,000

--------------------------

(1) Does not include options to purchase 4,000 shares of Common Stock that are anticipated to be granted to such director at the next meeting of the Company's board of directors, which is contemplated to occur on May 1, 2000. These options will be fully vested and immediately exercisable on the date of grant due to the change in control deemed to have resulted from the execution of the Merger Agreement.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL
  ARRANGEMENTS.

    Messrs. Cooper, Mullinax and Sauer and Ms. Kennedy each executed employment agreements with the Company under which each executive currently receives an annual base salary of $200,000, $240,000, $225,000 and $250,000, respectively.
Each of these executive officers is also contractually entitled to a bonus that is to be agreed upon and based upon certain criteria set forth in his or her agreement. In 1999, Messrs. Mullinax and Sauer each received a bonus of $70,000 and $85,000, respectively. Mr. Cooper and Ms. Kennedy, who did not join the Company until February 2000, did not receive a bonus in 1999. Under their current employment agreements, none of the Company's executive officers has received or is expected to receive perquisites that exceed the lesser of $50,000 or 10% of the salary and bonus of such executive.

    Each employment agreement for the executive officers (other than for Mr. Mullinax) is for a term of three years and continues thereafter for additional one-year terms until either the Company or the executive officer elects not to renew the agreement. Mr. Mullinax's agreement remains in effect until December 31, 2000 and continues thereafter for one-year terms until either Mr. Mullinax or the Company elects to not renew the agreement. The Company anticipates that Mr. Cooper's employment agreement, which is scheduled to expire on May 16, 2000, will be extended until the date of the initial purchase of Shares under the Offer.

    Each of Messrs. Cooper's and Sauer's employment agreements provides that, in the event of a termination of employment, either (1) by the Company without cause (as defined in the agreements) or (2) by the employee following a change in control (as defined in the agreements) or a breach by the Company of such executive's employment agreement or the registration rights agreement between the Company and such executive, such executive officer will be entitled to receive from the Company a lump sum severance payment equal to three times the sum of his then-current annual salary plus the

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amount of his bonus calculated using the results of the operations of the
Company for the 12 months prior to such termination. In such event, the non-compete and non-solicitation provisions discussed below would not apply to such executive officer. If an executive officer resigns for any other reason, such executive officer will be entitled to receive from the Company a lump sum severance payment equal to his then current annual salary. If an executive is terminated upon a determination by the Board of Directors that such executive officer failed to meet performance expectations, then such executive officer will be entitled to receive a lump sum severance payment equal to his or her base salary for the greater of the remainder of the term of his employment agreement or one year's annual salary.

    Mr. Mullinax's agreement provides that in the event of termination of employment either (1) by the Company without cause (as defined in the agreement) or (2) by Mr. Mullinax following a change in control (as defined in the agreement), the relocation of Mr. Mullinax outside of metro Atlanta or a breach by the Company of Mr. Mullinax's employment agreement, Mr. Mullinax will be entitled to receive a lump sum severance payment equal to three times the sum of his then-current annual salary plus a bonus equal to his annual bonus for the year prior to the year in which such termination occurs. If Mr. Mullinax is terminated upon a determination by the Board of Directors that he failed to meet performance expectations, then he will be entitled to receive a lump sum severance payment equal to his annual salary for the greater of the remainder of the term of his employment agreement or one year's annual salary. Mr. Mullinax must comply with the non-competition and non-solicitation covenants of his employment agreement in the event he is terminated from employment with the Company for any reason; however, if Mr. Mullinax's employment is terminated either (i) by the Company without cause or (ii) by Mr. Mullinax for good reason, the Company must pay Mr. Mullinax $200,000 as consideration for his abiding by the non-competition and non-solicitation covenants, among others, of his agreement.

    Ms. Kennedy's agreement provides that in the event of termination of her employment either (1) by the Company without cause (as defined in the agreement) or (2) by Ms. Kennedy following a change in control (as defined in the agreement) or a breach by the Company of Ms. Kennedy's employment agreement, she will be entitled to a lump sum severance payment equal to one year of her salary plus her guaranteed bonus at her then-current rate, provided she executes a separation agreement containing a general release and a reaffirmation of certain covenants in her employment agreement in a form acceptable to the Company. If Ms. Kennedy is terminated by the Company for cause, resigns without good reason or upon the determination by the Chief Executive Officer of the Company that she failed to meet performance expectations, she is not entitled to severance payments. If Ms. Kennedy is terminated upon a determination by the Chief Executive Officer of the Company that she has failed to meet performance expectations, the non-competition provision of her employment agreement discussed below would not apply following her termination of employment. If
Ms. Kennedy resigns for good reason or is terminated without cause upon or after a change in control and Ms. Kennedy executes a separation agreement containing a general release and a reaffirmation of certain covenants in her employment agreement in a form acceptable to the Company, she is entitled to a lump sum severance payment equal to three times the sum of her then-current annual salary plus her guaranteed bonus.

    Each of these employment agreements contains a covenant not to compete with the Company for a period of two years immediately following termination of employment (with the exception of Ms. Kennedy's whose covenant is for a period of one year) and an obligation not to solicit any employees or customers of the Company for a period of one year immediately following termination of employment (with the exception of Mr. Cooper's covenant that is for a period of two years).

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
    EMPLOYMENT AGREEMENT AMENDMENTS. In connection with the execution of the Merger Agreement, Mr. David C. Cooper, Chairman of the Board and Chief Executive Officer of the Company, Mr. Brady W. Mullinax, Jr., Executive Vice President--Finance and Administration, Secretary and a director of the Company, Mr. Harry J. Sauer, Executive Vice President--Professional Services and a director of the Company, and Ms. Patricia Kennedy, Executive Vice President--Information Technology of the Company, have each entered into amendments to their respective existing employment agreements with the Company, the terms of which will take effect at the time of the initial purchase of Shares under the Offer. The principal provisions of the amendments to the employment agreements are described below.

    The amendment to Mr. Cooper's employment agreement provides for a continuation of the employment agreement until (and including the date of) the two-year anniversary of the initial purchase of Shares under the Offer. The amendment also provides for a base salary of $300,000 with a bonus based on the Company's performance. In addition, in lieu of the severance benefit upon a change in control of the Company, Mr. Cooper will receive $300,000 upon the initial purchase of Shares under the Offer and a second payment of $300,000 if either he (i) is employed by the Company on the two-year anniversary of such date, (ii) resigns for good reason after such date but prior to the two-year anniversary of such date, or (iii) is terminated without cause after such date but prior to the two-year anniversary of such date. The amendment to Mr. Cooper's employment agreement also requires Mr. Cooper to continue to comply with certain non-solicitation, non-competition and confidentiality covenants in the event that he is terminated from employment with the Company for any reason.

    The amendment to Mr. Mullinax's employment agreement provides for a continuation of the employment agreement until (and including the date of) the two-year anniversary of the initial purchase of Shares under the Offer. The amendment also provides for a base salary of $240,000 with a bonus to be determined at the discretion of the Chief Executive Officer of the Company, provided that such bonus would be at least 20% of his base salary then in effect. In addition, in lieu of the severance benefit upon a change in control of the Company, Mr. Mullinax will receive $535,000 upon the initial purchase of Shares under the Offer and a second payment of $535,000 if either he (i) is employed by the Company on the two-year anniversary of such date, (ii) resigns for good reason after such date but prior to the two-year anniversary of such date, or (iii) is terminated without cause after such date but prior to the two-year anniversary of such date. The amendment to Mr. Mullinax's employment agreement also eliminates the requirement that the Company pay Mr. Mullinax $200,000 as compensation for his complying with certain non-competition, non-solicitation and confidentiality covenants for two years following his employment with the Company.

    The amendment to Mr. Sauer's employment agreement provides for a continuation of the employment agreement until (and including the date of) the two-year anniversary of the initial purchase of Shares under the Offer. The amendment also provides for a base salary of $225,000 with a bonus to be determined based on the Company's performance, provided that such bonus would be at least $75,000. In addition, in lieu of the severance benefit upon a change in control of the Company, Mr. Sauer will receive $487,500 upon the initial purchase of Shares under the Offer and a second payment of $487,500 if either he
(i) is employed by the Company on the two-year anniversary of such date,
(ii) resigns for good reason after such date but prior to the two-year anniversary of such date, or (iii) is terminated without cause after such date but prior to the two-year anniversary of such date. The amendment to Mr. Sauer's employment agreement also requires Mr. Sauer to comply with certain non-solicitation, non-competition and confidentiality covenants in the event that he is terminated from employment with the Company for any reason.

    The amendment to Ms. Kennedy's employment agreement does not impact the duration of Ms. Kennedy's employment agreement or her compensation thereunder. The amendment provides, in lieu of the severance benefit upon a change in control of the Company, Ms. Kennedy will receive $532,013 upon the initial purchase of Shares under the Offer and a second payment of $532,013 if either she (i) is employed by the Company on the two-year anniversary of such date,
(ii) resigns for good reason after, but prior to the two-year anniversary of such date, or (iii) is terminated without cause after such date but prior to the two-year anniversary of such date. The amendment also requires the Company to pay Ms. Kennedy 50% of the value of her unvested Company Options at the Effective Time of the Merger and 50% of the value of her unvested Company Options on the second anniversary of the Effective Time of the Merger. The amendment to Ms. Kennedy's employment agreement also requires Ms. Kennedy to continue to comply with certain non-competition restrictions in the event that she is terminated from employment with the Company for cause resulting from her failure to meet certain performance expectations.

SUPPORT AGREEMENTS.

    Simultaneously with the execution of the Merger Agreement, Vedior and the Purchaser entered into Support Agreements each dated as of April 16, 2000 (the "Support Agreements"), with Harry J. Sauer, a director and Executive Vice President--Professional Services of the Company, and The Sauer Family Foundation, a family foundation controlled by Mr. Sauer (Mr. Sauer, together with The Sauer Family Foundation, are referred to herein collectively as "Sauer"), and David C. Cooper, the Company's Chief Executive Officer and the Chairman of its Board of Directors, and Mr. Cooper's wife, Teri L. Cooper
(Mr. Cooper, together with his wife, are referred to collectively herein as "Cooper") (collectively, the "Principal Shareholders"). The Principal Shareholders have represented that they have voting and dispositive control over 2,451,685 Shares, which represented approximately 17% of the outstanding Shares as of April 16, 2000. Pursuant to the Support Agreements, the Principal Shareholders have agreed:

        (a) On or prior to the expiration date of the Offer, each of the Principal Shareholders will tender, or cause to be tendered, to the Purchaser in the Offer, all of the 1,656,164 Shares held by Cooper and all of the 795,521 Shares held by Sauer, including Shares acquired through the exercise of Company Options, immediately prior to the expiration of the Offer. If a Principal Shareholder withdraws any tender of such Shares in the Offer, such Principal Shareholder shall immediately, but in no event later than the expiration date of the Offer, re-tender such Shares to the Purchaser in the Offer.

        (b) Each of the Principal Shareholders shall not sell, transfer or encumber its Shares (except in the Offer).

        (c) In the event that a Principal Shareholder does not tender its Shares pursuant to its Support Agreement and the Purchaser completes the Offer, at any meeting of shareholders of the Company, such Principal Shareholder has agreed to vote all of its Shares, and any other common shares of the Company which such Principal Shareholder may own, or have the power to vote, in favor of the Merger. Each Principal Shareholder revokes any and all previous proxies with respect to any of its Shares and grants to the Purchaser and such individual or entities as the Purchaser may designate an irrevocable proxy to vote all of the Shares owned by such Principal Shareholder in favor of the Merger. In addition, each Principal Shareholder has agreed to execute such additional documents as the Purchaser, or Vedior, may reasonably request to effectuate the Purchaser's voting rights described in this paragraph.

        (d) The Support Agreements may be terminated at any time (i) by mutual written consent of the parties, or (ii) by any party if the Merger Agreement has been terminated in accordance with its terms. Such right of termination is not available to any party whose breach of any obligation thereunder has been the cause of or resulted in the failure of the Offer or the transactions contemplated by the Merger Agreement or the Support Agreements to be consummated. No such termination shall relieve any party from liability for any breach of the Support Agreements.

    The foregoing summary of the Support Agreements is qualified in its entirety by reference to the Support Agreements, copies of which are incorporated by reference as Exhibit (e)(2) and Exhibit (e)(3) to this Schedule 14D-9 and are incorporated herein by reference. The Support Agreements should be read in their entirety for a more complete description of the matters summarized above.

CONFIDENTIALITY AGREEMENT.

    Pursuant to a confidentiality agreement dated May 21, 1999, as amended on March 31, 2000 (the "Confidentiality Agreement"), the Company, Select Appointments (Holdings) PLC and Vedior agreed to keep confidential certain information provided by the Company or its representatives. The Confidentiality Agreement also contains provisions prohibiting Vedior or its affiliates from acquiring Shares without the consent of the Company's Board of Directors. The Merger Agreement provides that certain information exchanged pursuant to the Merger Agreement will be subject to the Confidentiality Agreement.

    The foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is incorporated by reference as Exhibit (d)(4) to this Schedule 14D-9 and is incorporated herein by reference. The Confidentiality Agreement should be read in its entirety for a more complete description of the matters summarized above.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (A) RECOMMENDATION OF THE BOARD OF DIRECTORS. The Company's Board of Directors, at a meeting held on April 16, 2000, determined that the terms of the Offer and the Merger are in the best interests of the shareholders of the Company. At this meeting, the Board unanimously adopted and approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and unanimously approved the Merger Agreement and the Support Agreements for purposes of Section 14-2-1111 of the GBCC. The Board recommends that shareholders accept the Offer and tender their Shares pursuant to the Offer.

    (B)(I)  BACKGROUND OF THE OFFER; CONTACTS WITH VEDIOR AND PARENT.

    In December 1998, the Company announced that its financial results for 1998 would not meet the forecasted results made by securities analysts. In the period that followed this announcement, the Company's Common Stock traded at prices lower than the Company's initial public offering price of $8.50 in February 1998. The Company's stock price continued to decline in 1999, as the temporary staffing services sector experienced difficult operating conditions. The Company also faced challenges relating to integrating the companies that it acquired in 1997 and 1998 and the decrease in the Company's contract staffing business for the implementation of Enterprise Resource Planning software due to clients allocating their resources away from implementing Enterprise Resource Planning software in order to address Year 2000 issues.

    In May 1999, senior management of the Company was approached by representatives of Select Appointments (Holdings) PLC ("Select," now a subsidiary of Vedior), at that time a publicly traded temporary services company headquartered in England, regarding a possible business combination transaction between Select and the Company. On May 11, 1999, David Cooper, the Company's Chairman of the Board, and Timothy Mann, the Company's then Chief Executive Officer, met in Chicago with Anthony Martin and Zachary Miles, the Chief Executive Officer and Chief Financial Officer, respectively, of Select, and a representative of the investment banking firm of Robert W. Baird & Co. Incorporated ("Baird") that was advising Select in its discussions with the Company.

    A week later, on May 18 and 19, 1999 in Palm Springs and San Francisco, California, Messrs. Cooper and Mann again met with Mr. Martin, along with Jack Unroe, a senior executive of Accountants Inc., a subsidiary of Select, for the purpose of continuing discussions regarding the potential benefits from a combination of both companies. On May 21, the Company and Select executed a confidentiality agreement, and exchanged non-public financial and other information.

    On May 27, 1999, the Company held a special meeting of its Board of Directors to apprise the directors of these business developments. The Company's Board of Directors directed management to interview several investment banking firms to assist the Company in a thorough evaluation of its various strategic alternatives, including, but not limited to, a possible combination with Select. Senior management of the Company interviewed several investment banking firms, and on June 9, 2000, the Board met and authorized the Company to hire Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") as the Company's financial advisor to assist the Board in evaluating the Company's strategic alternatives. Also, at the June 9, 1999 meeting, the Board created a Committee on Strategic Planning (the "Committee") consisting of the Company's outside directors for the purposes of considering, evaluating and advising the Board on the strategic alternatives that might be available to the Company.

    In June 1999, the senior management of the Company and representatives of DLJ discussed various strategic alternatives for the Company, including the following: (i) remaining as a stand-alone company and focusing on continued internal growth with moderate external acquisition activity, (ii) a leveraged recapitalization by the Company that would replace equity capital with debt capital, (iii) some type of strategic business combination, possibly involving the sale of the Company and (iv) other extraordinary corporate transactions.

    On June 16, 1999, DLJ presented its analyses of the various alternatives to the Board. After careful consideration, the Board concluded that the combination of the Company with another company in the temporary services industry was likely to result in the greatest shareholder value and involve the least amount of execution risk relative to the various other strategic alternatives available to the Company. The Board authorized senior management and DLJ to embark upon a process of contacting companies that might be interested in a business combination with the Company.

    Also at the June 16, 1999 Board meeting, the Board discussed its ability to respond to inadequate offers made by third parties, and on June 20, 1999, the Company adopted the Rights Agreement as a mechanism that would help ensure that potential third party acquirors negotiate with the Board of Directors.

    The Company's management, with the assistance of DLJ, then identified a number of third parties in the temporary staffing services sector that might have an interest in a business combination with the Company. Commencing in late June 1999, representatives of DLJ contacted a number of third parties in an effort to ascertain on a preliminary basis their level of interest in a business combination with the Company. Through the period from late June 1999 to early September 1999, the Company contacted 21 parties and entered into confidentiality agreements with and furnished information to 11 parties that expressed interest in a business combination with the Company. During this time, the Company's management and representatives of DLJ held various meetings and discussions with interested parties, including a meeting with representatives of Select on June 23, 1999, regarding the Company's operations and the terms for a possible transaction. The Committee was kept apprised of these discussions.

    On July 23, 1999, DLJ reviewed with the senior management of the Company the indications of interest in acquiring the Company received prior to that time, including the indication of interest received from Select on July 20, 1999. At a meeting on July 27, 1999, the Board of Directors received an update on the process, and after careful deliberation, the Board authorized management, the Committee and DLJ to continue the process of soliciting indications of interests from interested parties and to report back to the Board at an appropriate time. The Company established a deadline of August 12, 1999 for receiving indications of interests.

    On August 17, 1999, the Company's management, the Committee and DLJ updated the Board on the results of the Company's efforts to solicit indications of interests as of the August 12, 1999 deadline and again reviewed the various strategic alternatives available to the Company. After extensive discussion, the Board again authorized the management, the Committee and DLJ to continue the process of pursuing a possible business combination.

    Discussions between the Company and Select continued through the third quarter of 1999, with the primary open items being the amount and type of consideration that Select would furnish. On September 1, 1999, Select announced that it had reached an agreement to be bought by Vedior. On September 23 and 24, 1999, Messrs. Cooper and Mann traveled to Select's headquarters in England and met with senior executives at Select to discuss whether the combined Select/Vedior entity would have an interest in acquiring the Company and on what basis.

    On September 28, 1999, the Company sent Select a draft merger agreement that contemplated an all-stock transaction, but discussions were then terminated in early October 1999 after Select advised the Company that it needed to focus on the successful completion of its transaction with Vedior before continuing further the discussions with the Company.

    At a meeting on October 26, 1999, the Board of Directors reviewed the outcome of the process initiated in June 1999 and the status of recent third-party discussions (including an all-cash indication of interest that had been submitted in October 1999 by a financial buyer). After an evaluation of the Company's current and prospective situation and its various strategic options, the Board of Directors determined not to pursue discussions with any particular prospective strategic partner at that time. In addition, at this October 26, 1999 meeting, Mr. Brady W. Mullinax, Jr., the Company's Executive Vice President--Finance and Administration and Secretary, was appointed to the Board of Directors.

    In December 1999, the Company experienced significant changes in the composition of its senior management, including the resignation of Mr. Mann as the Company's Chief Executive Officer and subsequently the election of Mr. Cooper to that office. In addition, three directors, including Mr. Mann, resigned from the Board, and a new outside director, M. Faye Wilson, was elected to the Board.

    On February 1, 2000, Mr. Cooper received an unsolicited telephone call from a senior executive of a publicly traded company (the "Other Bidder") that was contacted by DLJ in June-July 1999 and that expressed interest in a possible business combination with the Company. During February 2000, Messrs. Cooper and Mullinax met several times with executives from the Other Bidder. These discussions with the Other Bidder continued into March 2000. On March 14, 2000, Mr. Cooper and Mr. Mullinax made telephone calls to other Board members informing them of the serious nature of the Other Bidder's interest. On March 16, 2000, counsel for the Other Bidder sent a draft merger agreement to the Company that contemplated an all-stock merger with various purchase price caps, or collars, and rights of the Other Bidder to terminate the agreement based on the Other Bidder's stock price.

    Negotiations between the Other Bidder and the Company intensified in mid- to late-March 2000. DLJ was asked to perform various financial analyses, and at a special meeting of the Board on March 26, 2000, DLJ made a presentation to the Board regarding the Other Bidder's proposal. In addition, representatives of the Company's legal counsel, Alston & Bird LLP ("Alston & Bird"), made a presentation regarding the directors' fiduciary duties under Georgia law.

    At that meeting, the Board of Directors instructed DLJ and senior management to approach those parties from the summer of 1999 who had expressed a serious interest in a business combination with the Company and who the Board and DLJ considered likely to be able to effect a business combination. DLJ then contacted each of these parties, which included Vedior (as noted above, the new parent company of Select), and asked that they respond as soon as possible with a specific proposal.

    Due to fluctuations in the Company's stock price, increased trading volume and rumors in the marketplace, on March 29, 2000, the Company issued a press release stating that it was in preliminary business combination discussions.

    As a result of DLJ's contacting Baird and subsequent discussions between DLJ and Baird, Vedior expressed an interest in having an opportunity to further evaluate a business combination with the Company. On March 29, 2000, following a series of discussions between DLJ and Vedior's financial advisors and after consultation with DLJ and Alston & Bird, the Company distributed a draft merger agreement contemplating an all-cash transaction with Vedior. Also, over the weekend of March 31, 2000, representatives of Vedior conducted additional due diligence with respect to the Company, and on April 3, 2000, Vedior presented the Company with a proposal to acquire the Company at a price of $5.00 per Share. At an April 3, 2000 meeting of the Board, the Board was provided with detailed information regarding the Other Bidder's proposal. The Other Bidder's proposal provided for a stock-for-stock pooling transaction in which each share of the Common Stock would be exchanged for an amount of the Other Bidder's common stock that varied depending upon the average stock price of the Other Bidder prior to closing. The Board was also given information with respect to Vedior's proposal.

    Under the Other Bidder's proposal, the maximum dollar value of the stock consideration to be received by the Company's shareholders for the Common Stock was capped at $5.02, but there was no minimum dollar value that the Company's shareholders were assured of receiving. If the value of consideration to be received by the Company's shareholders was less than $4.12, however, both the Other Bidder and the Company had the right to terminate the transaction. The terminating party would be required to reimburse the other party for its expenses in an amount not to exceed $1.0 million.

    With the assistance of DLJ and Alston & Bird, the Company then engaged in simultaneous negotiations with the Other Bidder and Vedior. The Committee met separately on April 5, 2000 to evaluate the two alternative transactions and was regularly provided updates on the negotiations by Mr. Cooper. Based on the Other Bidder's proposal as of April 5, 2000, the Committee determined that the Other Bidder's proposal was inadequate compared to Vedior's offer and directed management to advise the Other Bidder of this fact and to afford the Other Bidder an opportunity to improve its proposal. The Committee reached this conclusion based on a number of factors, including that the consideration offered by the Other Bidder was common stock rather than cash and the resulting relative uncertainty of the value of the Other Bidder's offer due to the volatility in the Other Bidder's common stock price as well as the various purchase price caps, or collars, and rights to terminate the agreement based on the Other Bidder's stock price and the risk allocation provisions of certain portions of the draft merger agreement. The Committee also considered the fact that, because the Other Bidder's offer contemplated an all-stock merger rather than a cash tender offer for all of the Shares, the Company's shareholders would be required to wait longer to receive the transaction consideration as compared to the tender offer proposed by Vedior.

    During the week of April 3, 2000, Vedior provided the Company with proposed support agreements to be executed with Mr. Cooper and Harry J. Sauer, the Executive Vice President--Professional Services, a director and 5.5% shareholder of the Company. In addition, as a condition to Vedior agreeing to acquire the Company, Vedior insisted on amendments to the existing employment agreements with Messrs. Cooper, Sauer and Mullinax and Ms. Kennedy, the Executive Vice President--Information Technology, which would govern the continued employment of these executives with the Company after the closing of the Offer. Counsel for these executives and counsel for Vedior separately negotiated the terms of these arrangements, although Alston & Bird and members of the Committee were kept apprised of the negotiations and reviewed drafts of the agreements as negotiations progressed.

    On April 11, 2000, Mr. Cooper telephoned the lead negotiator of the Other Bidder to inform him that the Other Bidder's proposal was inadequate when compared to the other offer being considered by the Company and to invite the Other Bidder to improve its proposal. On April 13, 2000, the lead negotiator of the Other Bidder telephoned Mr. Cooper and informed him that the Other Bidder would not increase or otherwise improve its proposed amount of consideration to be paid to the Company's shareholders. The Other Bidder further informed
Mr. Cooper that in light of the other offer being considered by the Company, the Other Bidder was withdrawing its proposal.

    On April 16, 2000, the Board held a special meeting to discuss the proposed transaction with Vedior and the terms of the Merger Agreement and the other related agreements. Messrs. Cooper and Mullinax, with the assistance of representatives from Alston & Bird and DLJ, reviewed the proposed transaction. In addition, DLJ made a financial presentation and orally delivered its fairness opinion, which it subsequently confirmed in writing, to the effect that, as of that date and based upon and subject to the assumptions, limitations and qualifications set forth in its written opinion, the consideration to be received by the Company's shareholders in the Offer and the Merger was fair from a financial view to such shareholders. In addition, representatives of Alston & Bird summarized the terms and conditions of the Merger Agreement, the Support Agreements and the employment agreement amendments, and reviewed again with the directors their fiduciary duties under Georgia law.

    After discussion and consideration of the factors and reasons described below under "--Reasons for the Recommendation of the Board of Directors," the Board determined that the Offer and the Merger were in the best interests of the Company's shareholders, and unanimously adopted and approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and recommended that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer. In addition, the Board unanimously approved the terms of the Support Agreements, the employment agreement amendments and an amendment to the Rights Agreement.

    Following the meeting of the Board, on April 16, 2000, the Company, Parent, the Purchaser, Vedior and SANA executed the Merger Agreement, Messrs. Cooper and Sauer and their affiliates executed the Support Agreements and Messrs. Cooper, Sauer and Mullinax and
Ms. Kennedy executed the amendments to their respective employment agreements with the Company.

    On April 17, 2000, prior to the opening of the financial markets in Europe, Vedior and the Company issued a joint press release announcing the execution of the Merger Agreement and the related documents.

    On April 27, 2000, Parent and the Purchaser commenced the Offer.

    (II)  REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

    In reaching its recommendation described above in paragraph (a) of this
Item 4, the Board of Directors considered a number of factors, including the following:

 1. COMPANY OPERATING AND FINANCIAL CONDITION. The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which the Company operates. The Board also discussed the current conditions and pricing pressures in the staffing industry and the resulting negative impact of such factors on the Company's projected profitability and cash flow.

 2. TRANSACTION FINANCIAL TERMS/PREMIUM TO MARKET PRICE. The Board reviewed the relationship of the Offer Price to the historical market prices of the Shares. The $5.00 per Share Offer Price represents a 56.9% premium over the $3.19 closing price of the Shares on the American Stock Exchange on April 11, 2000 and a 150% premium over the $2.00 average closing price for the 30-day trading period ending on April 11, 2000. The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock. The Board was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.

 3. STRATEGIC ALTERNATIVES. The Board considered presentations of DLJ and reviewed trends in the industry in which the Company operates. The Board also considered the strategic alternatives available to the Company, including the Company's alternative to remain an independent public company and the possibility of acquisitions or mergers with other companies in its industry, a recapitalization of the Company and other extraordinary corporate transactions, as well as the risks and uncertainties associated with such alternatives. The Board discussed possible alternatives to the Offer and the Merger and the risks associated therewith. The Board also considered the information provided by DLJ relating to the process that had been conducted on behalf of the Company by DLJ since June 1999 relating to the Company's exploration of strategic alternatives available to it, including information regarding discussions and meetings held by DLJ and the Company's management with other potential acquirors of the Company. The Board discussed the extensive arms'-length negotiations between the Company and Vedior and the Company and the Other Bidder that resulted in the Merger Agreement and the $5.00 per Share Offer Price. The Board noted that none of these discussions with other potential buyers resulted in proposals to acquire the Company that were as favorable to the Company and its shareholders as the Offer and the Merger.

 4. DLJ FAIRNESS OPINION. The Board took into account the presentations and advice from DLJ and the written opinion of DLJ, dated April 16, 2000, that as of that date, based upon and subject to the assumptions, limitations and qualifications set forth in the opinion, the Offer Price or the Merger

    Consideration to be received by the shareholders of the Company in the Offer and the Merger, respectively, was fair to such shareholders from a financial point of view. A copy of the opinion rendered by DLJ to the Board, setting forth the procedures followed, the matters considered, the assumptions and qualifications made and the limitations on the review undertaken by DLJ in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. Shareholders are urged to read this opinion in its entirety.

 5. TIMING OF COMPLETION. The Board of Directors considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all of the Shares, which should allow shareholders to receive the transaction consideration earlier than in an alternative form of transaction, followed by the Merger in which shareholders will receive the same consideration as received by shareholders who tender their Shares in the Offer. The Board of Directors also considered the financial condition and business reputation of Parent and of Vedior and SANA, as guarantors of obligations under the Merger Agreement, and the ability of Parent, the Purchaser and Vedior to complete the Offer and Merger in a timely manner.

 6. LIMITED CONDITIONS TO CONSUMMATION. The Board discussed how Parent's and the Purchaser's obligations to consummate the Offer and the Merger are each subject to a limited number of conditions, with no financing condition. The Board also considered the likelihood of obtaining required regulatory approvals and the terms of the Merger Agreement regarding the obligations of both companies to pursue such regulatory approvals.

 7. ALTERNATIVE TRANSACTIONS. The Board of Directors considered that under the terms of the Merger Agreement, while the Company is prohibited from soliciting, initiating or encouraging the making of acquisition proposals from third parties, the Company may engage in any negotiations or discussions with, or provide any information to, a third party in response to an unsolicited written acquisition proposal by such third party if, among other things, the Board concludes in good faith (x) after consulting with its independent financial advisors, that such third party is reasonably capable of consummating such acquisition proposal, taking into account the legal, financial, regulatory and other aspects of such acquisition proposal and the third party making such acquisition proposal, and that such acquisition proposal could be reasonably expected to result in a superior proposal and (y), after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law. The Board further considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement to enter into an alternative unsolicited acquisition proposal (1) if, prior to or concurrently with terminating the Merger Agreement, the Company pays the Purchaser a $5.7 million termination fee plus up to $500,000 of out-of-pocket expenses incurred by Parent and the Purchaser in connection with the transactions contemplated by the Merger Agreement and (2) if the Board of Directors determines, after consultation with its outside legal counsel, prior to the consummation (or, if the Offer is consummated and extended, the initial consummation) of the Offer, that the failure to approve or recommend such an acquisition proposal that is a superior proposal would be inconsistent with the Board's fiduciary duties under applicable law. The Board considered the possible effect of these provisions of the Merger Agreement on third parties who might be interested in acquiring the Company. In this regard, the Board recognized that the provisions of the Merger Agreement relating to termination fees and solicitation of acquisition proposals were insisted upon by Vedior, Parent and the Purchaser as a condition to entering into the Merger Agreement and that the terms were extensively negotiated. The Board of Directors also considered the contacts that the Company had had with third parties regarding a potential transaction involving the Company, and took into account the views of management and DLJ as to the likelihood that a third party would be prepared to pay a higher price for the Shares than the consideration offered in the Offer and the Merger in a transaction that could be completed on a timely basis.

    The foregoing includes all material factors considered by the Board of Directors. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to adopt and approve the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement, and recommend that holders of Shares tender their Shares under the Offer.

    (C) INTENT TO TENDER. Simultaneously with entering into the Merger Agreement, Vedior and the Purchaser entered into Support Agreements wherein each of David C. Cooper, the Company's Chief Executive Officer and Chairman of its Board of Directors, and his spouse, and Harry J. Sauer, a director and Executive Vice President--Professional Services of the Company, and the family foundation controlled by Mr. Sauer, agreed to tender all Shares beneficially owned by them in the Offer, and if applicable, to vote their shares in favor of the Merger. To the Company's knowledge, after reasonable inquiry, the Company believes that all other executive officers and directors of the Company intend to tender all Shares held of record or beneficially owned by them pursuant to the Offer.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to an engagement agreement dated March 29, 2000 (which replaced an engagement agreement dated June 9, 1999), the Company formally retained DLJ to act as its financial advisor in connection with the evaluation of strategic alternatives, including the possible sale of the Company. The Board retained DLJ based upon DLJ's qualifications, experience and expertise. DLJ is an internationally recognized investment banking and advisory firm. DLJ, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, DLJ is a full-service securities firm engaged in securities trading, brokerage and financing activities. In the ordinary course of DLJ's trading and brokerage activities, DLJ or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in equity securities of the Company.

    Pursuant to the terms of the engagement agreement, dated March 29, 2000, the Company has agreed to pay a fee that is customary in transactions of this nature, a substantial portion of which is contingent upon the consummation of the Offer and the Merger. In addition, the Company agreed to reimburse DLJ, upon request by DLJ from time to time, for all out-of-pocket expenses (including the reasonable fees and expenses of counsel) incurred by DLJ in connection with its engagement thereunder and to indemnify DLJ and certain related persons against certain liabilities in connection with its engagement, including liabilities under U.S. federal securities laws. DLJ and the Company negotiated the terms of the fee arrangement.

    Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to shareholders on its behalf concerning the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    Pursuant to the terms of the Merger Agreement, at the time of the initial purchase of Shares under the Offer, Parent and the Purchaser are required to repay, or cause to be repaid, all of the obligations of the Company and its subsidiaries under the Company's Credit Agreement and to terminate such Credit Agreement. Parent and the Purchaser, however, have the right to negotiate with Bank of America, N.A. and the other lenders under the Company's Credit Agreement to seek their approval for postponing such repayment and termination. In addition, from and after the time of the initial purchase of Shares under the Offer, Parent is obligated to either make capital contributions or to arrange credit facilities with lenders (or cause the existing facility to be maintained), so as to enable the Company to meet its working capital, capital expenditure and operating expense requirements for the fiscal year ending December 31, 2000 and beyond if the Effective Time shall not have occurred by December 31, 2000. In connection with the foregoing financing arrangements, subject to the fiduciary duties and reasonable judgment of its Board of Directors, the Company has agreed to enter into a new credit agreement arranged by Parent or the Purchaser that would become effective only concurrently with the initial purchase of Shares under the Offer. Neither the Company's existing credit facility, as it exists or as it may be amended, nor any new facility will be used to finance the Offer or the Merger or to pay dividends or distributions to the Company's shareholders prior to the Effective Time.

    Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events referred to above.

ITEM 8.  ADDITIONAL INFORMATION.

    INFORMATION PROVIDED PURSUANT TO RULE 14f-1 UNDER THE EXCHANGE ACT.

    The Information Statement attached hereto as Annex B is being furnished to the shareholders of the Company in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board other than at a meeting of the Company's shareholders, and such information is incorporated herein by reference.

    AMENDMENT TO RIGHTS AGREEMENT.

    On April 16, 2000, prior to the execution and delivery of the Merger Agreement, the Company amended the Rights Agreement such that the execution and delivery of, and the consummation of the transactions contemplated by, the Merger Agreement and the ancillary agreements thereto, including, without limitation, the Support Agreements, would not result in (i) Parent, the Purchaser, Vedior or SANA being an Acquiring Person, (ii) the occurrence of a Flip-In Date, a Stock Acquisition Date, a Separation Time, a Flip-Over Transaction or Event, or (iii) the Company having any obligation or the holders having any rights with respect to the Rights or the Rights Agreement, including, without limitation, the Rights becoming exercisable. For purposes hereof, the terms "Acquiring Person," "Flip-

In Date," "Stock Acquisition Date," "Separation Time" and "Flip-Over Transaction or Event" shall have the respective meanings ascribed thereto in the Rights Agreement. A copy of the Rights Agreement is incorporated by reference as Exhibit (e)(13) to this Schedule 14D-9 and is incorporated herein by reference. A copy of Amendment No. 1 to the Rights Agreement is incorporated by reference as Exhibit (e)(14) to this Schedule 14D-9 and is incorporated herein by reference.

    CERTAIN LEGAL MATTERS.

    Except as otherwise disclosed herein, the Company is not aware of any licenses or other regulatory permits that appear to be material to the business of the Company and that might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by the Purchaser pursuant to the Offer. Should any such approval or other action be required, Vedior, Parent and the Purchaser have stated that it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to the Company's, Vedior's or Parent's business or that certain parts of the Company's, Vedior's or Parent's business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which could cause the Purchaser to elect to terminate the offer without the purchase of the Shares thereunder. The Purchaser's obligation under the Offer to accept for payment and pay for shares is subject to certain conditions, which are set forth in Section 14 of the Offer to Purchase, a copy of which is incorporated by reference as Exhibit (a)(1) and incorporated herein by reference.

    The transactions contemplated by the Offer and Merger are or may be subject to a number of applicable laws and regulations, including but not limited to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission, and certain regulations of the Federal Reserve Board, and certain state takeover laws. Information concerning these matters is set forth in Section 15 of the Offer to Purchase, a copy of which is incorporated by reference as Exhibit (a)(1) and incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    The following Exhibits are filed herewith:

EXHIBIT NO.                                     DESCRIPTION
-----------             ------------------------------------------------------------
 (a)(1)                 Offer to Purchase, dated April 27, 2000 (incorporated by
                        reference to Exhibit (a)(1)(A) to the Amendment No. 1 to the
                        Schedule TO of Vedior, Parent and the Purchaser filed on
                        April 27, 2000).

 (a)(2)                 Letter of Transmittal (incorporated by reference to
                        Exhibit (a)(1)(B) to the Amendment No. 1 to the Schedule TO
                        of Vedior, Parent and the Purchaser filed on April 27,
                        2000).

+(a)(3)                 Letter to Shareholders of the Company, dated April 27, 2000 from the Chairman of the Board and Chief Executive Officer of the Company.

+(a)(4)                 Opinion of Donaldson, Lufkin & Jenrette Securities
                        Corporation, dated April 16, 2000 (included as Annex A to the Statement).

EXHIBIT NO.                                     DESCRIPTION
-----------             ------------------------------------------------------------
 (a)(5)                 Joint Press Release issued by Vedior and the Company on
                        April 17, 2000 (previously filed on Schedule 14D-9 filed by the Company on April 17, 2000).

 (a)(6)                 Press Release issued by the Company on April 27, 2000.

 (e)(1)                 Agreement and Plan of Merger, dated as of April 16, 2000, by and among Parent, the Purchaser, Vedior, SANA and the
                        Company (incorporated by reference to Exhibit 2.1 to the
                        Current Report on Form 8-K of the Company filed on
                        April 18, 2000).

 (e)(2)                 Support Agreement, dated as of April 16, 2000, between
                        Vedior, the Purchaser, David C. Cooper and Teri L. Cooper
                        (incorporated by reference to Exhibit 2.2 to the Current
                        Report on Form 8-K of the Company filed on April 18, 2000).

 (e)(3)                 Support Agreement, dated as of April 16, 2000, between
                        Vedior, the Purchaser, Harry J. Sauer and The Sauer Family
                        Foundation (incorporated by reference to Exhibit 2.3 to the
                        Current Report on Form 8-K of the Company filed on
                        April 18, 2000).

 (e)(4)                 Confidentiality Agreement, dated May 21, 1999, as amended on
                        March 31, 2000, by and among the Company, Select
                        Appointments (Holdings) PLC and Vedior (incorporated by
                        reference to Exhibit (d)(12) to the Amendment No. 1 to the
                        Schedule TO of Vedior, Parent and the Purchaser filed on
                        April 27, 2000).

 (e)(5)                 Employment Agreement, dated May 16, 1997, as amended on
                        May 16, 1997, by and between the Company and David C. Cooper
                        (incorporated by reference to Exhibit (d)(4) to the
                        Amendment No. 1 to the Schedule TO of Vedior, Parent and the
                        Purchaser filed on April 27, 2000).

 (e)(6) Amendment to Employment Agreement, dated April 16, 2000, among the Company and David C. Cooper (incorporated by reference to Exhibit 10.1 to the Current Report Form on Form 8-K of the Company filed on April 18, 2000).

 (e)(7)                 Employment Agreement, dated February 7, 2000, between the
                        Company and Patricia Kennedy (incorporated by reference to Exhibit 10.29 to the Annual Report on Form 10-K of the
                        Company for the year ended December 31, 1999).

 (e)(8)                 Amendment to Employment Agreement, dated April 16, 2000,
                        among the Company and Patricia Kennedy (incorporated by
                        reference to Exhibit 10.2 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

 (e)(9)                 Employment Agreement, dated August 21, 1998, between the
                        Company and Brady W. Mullinax, Jr. (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of the Company for the quarter ended
                        September 30, 1998).

 (e)(10) Amendment to Employment Agreement, dated April 16, 2000, among the Company and Brady W. Mullinax, Jr. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

 (e)(11)                Employment Agreement, dated September 1997, by and between the Company, ACSYS Resources, Inc. and Harry J. Sauer
                        (incorporated by reference to Exhibit (d)(2) to the
                        Amendment No. 1 to the Schedule TO of Vedior, Parent and the
                        Purchaser filed on April 27, 2000).

EXHIBIT NO.                                     DESCRIPTION
-----------             ------------------------------------------------------------
 (e)(12)                Amendment to Employment Agreement, dated April 16, 2000,
                        among the Company and Harry J. Sauer (incorporated by
                        reference to Exhibit 10.4 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

 (e)(13)                Shareholder Protection Rights Agreement, dated June 20,
                        1999, between the Company and SunTrust Bank, Atlanta, as
                        Rights Agent (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on June 20, 1999).

 (e)(14)                Amendment No. 1, dated April 16, 2000, to Shareholder
                        Protection Rights Agreement, dated June 20, 1999, between
                        the Company and SunTrust Bank, Atlanta, as Rights Agent
                        (incorporated by reference to Exhibit 99.1 to the Current
                        Report on Form 8-K of the Company filed on April 18, 2000).

+(e)(15)                The Information Statement of the Company, dated April 27,
                        2000 (included as Annex B to the Statement).

 (g)                    Not Applicable.

--------------------------

+   Included with the Statement mailed to shareholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       ACSYS, INC.

                                                       By:
                                                            /s/ David C. Cooper
                                                            -----------------------------------------
                                                            Name: David C. Cooper
                                                            Title: CHAIRMAN OF THE BOARD AND
                                                            CHIEF EXECUTIVE OFFICER

Dated: April 27, 2000

                                                                         ANNEX A

                                  [LETTERHEAD]

                                                 April 16, 2000

Board of Directors
Acsys, Inc.
75 Fourteenth Street
Suite 2200
Atlanta, GA 30309

Dear Ladies and Gentlemen:

    You have requested our opinion as to the fairness from a financial point of view to the shareholders of Acsys, Inc. (the "Company") of the Offer Price or Merger Consideration (as defined below) to be received by such shareholders of the Company in the Offer and Merger (as defined below), respectively, pursuant to the terms of the Agreement and Plan of Merger, dated as of April 16, 2000 (the "Agreement"), by and among Tiberia B.V. ("Parent"); Platform
Purchaser Inc. ("Purchaser"); Vedior N.V.; Select Appointments North
America Inc.; and the Company.

    Pursuant to the Agreement, Purchaser will commence a tender offer (the "Offer") for any and all of the outstanding shares of common stock, no par value, of the Company ("Company Common Stock") at a price of $5.00 per share in cash (the "Offer Price"). The Offer is to be followed by a merger (the "Merger") whereby the Purchaser shall be merged with and into the Company in accordance with Article 11, Part 1 of the Georgia Business Corporation Code ("GBCC") and with the effect provided therein. In the Merger, each share of Company Common Stock then outstanding will be converted into the right to receive a cash payment equal to the Offer Price (the "Merger Consideration"); provided, however, the shares of Company Common Stock held by all shareholders of the Company who did not tender in the Offer and subsequently perfected dissenter's rights in accordance with and as contemplated by Article 13 of the GBCC will be converted into the right to receive the value of such shares in cash, as determined pursuant to such Article 13. The Company will be the surviving corporation resulting from the Merger and will become a wholly owned subsidiary of Parent.

    In arriving at our opinion, we have reviewed the Agreement dated April 16, 2000, and the exhibits thereto. We also have reviewed financial and other information that was publicly available or furnished to us by the Company, including information provided during discussions with its management. Included in the information provided during discussions with the Company's management were certain financial projections of the Company prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of the Company, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

    In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, and that was otherwise reviewed by us. With respect to the

Acsys, Inc.                                                       April 16, 2000
financial projections supplied to us by the Company, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

    Our opinion is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect the conclusion reached in this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Offer or Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Merger. Our opinion does not constitute a recommendation to any shareholder as to whether such shareholder should tender his or her shares of Company Common Stock in the Offer or as to how such shareholder should vote on the Merger.

    Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

    Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Offer Price or Merger Consideration to be received by the shareholders of the Company in the Offer and the Merger, respectively, is fair to such shareholders from a financial point of view.

                                                     Very truly yours,

                                                     DONALDSON, LUFKIN & JENRETTE
                                                     SECURITIES CORPORATION

                                                            /s/ William S. Oglesby
                                                     By:
                                                            -----------------------------------------
                                                            William S. Oglesby
                                                            MANAGING DIRECTOR

                                                                         ANNEX B

                                  ACSYS, INC.
                          75 14(TH) STREET, SUITE 2200
                             ATLANTA, GEORGIA 30309

                         INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

    This Information Statement is being mailed on or about April 27, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Acsys, Inc. (the "Company") that has been filed with the Securities and Exchange Commission (the "Commission") on April 27, 2000. You are receiving this Information Statement in connection with the possible election of persons designated by Tiberia B.V., a company organized under the laws of the Netherlands ("Parent"), to a majority of the seats on the Company's board of directors (the "Board" or the "Board of Directors"). On April 16, 2000 the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among, Parent, Vedior N.V., a company organized under the laws of the Netherlands ("Vedior"), Platform Purchaser Inc., a Georgia corporation and an affiliate of Vedior (the "Purchaser"), and Select Appointments North
America Inc., a Delaware corporation and wholly owned indirect subsidiary of Vedior ("SANA"), pursuant to which (1) the Purchaser is required to commence a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's common stock, no par value per share (the "Common Stock"), including the associated series A junior participating preferred stock purchase rights issued pursuant to the Shareholder Protection Rights Agreement (the "Rights Agreement"), dated June 20, 1999, between the Company and SunTrust Bank, Atlanta, as Rights Agent, as amended by Amendment No. 1 thereto, dated
April 16, 2000 (together with the Common Stock, the "Shares"), for $5.00 per Share, net to the Seller in cash, and (2) following the consummation of the Offer, the Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Parent. Each issued and outstanding Share not purchased in the Offer (other than Shares owned by Parent, Vedior or the Company, or any subsidiary of Parent or the Company, and by shareholders, if any, who exercise their statutory dissenters' rights under Georgia law) will be converted into the right to receive $5.00 in cash or any greater amount per Share paid pursuant to the Offer. The Offer, the Merger and the Merger Agreement are more fully described in the Statement to which this Information Statement forms Annex B.

    The Merger Agreement provides that upon the consummation of the Offer, the Company shall cause Parent's designees to be elected to the Board of Directors under circumstances described in the Merger Agreement. This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and
Rule 14f-1 promulgated thereunder. The information contained herein supplements certain information contained in the Statement. Information herein related to Parent, the Purchaser or Vedior has been provided to the Company by Vedior and Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

    You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Statement.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on April 27, 2000. The Offer is currently scheduled to expire at 12:00 midnight New York City time, on May 24, 2000, unless the Offer is extended.

PARENT DESIGNEES

    The Merger Agreement provides that promptly after (i) the Purchaser purchases and pays for that number of Shares which together with any Shares beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by Parent, the Purchaser and their respective affiliates, represents at least a majority of the Fully Diluted Shares and (ii) compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, whichever shall occur later, Parent shall be entitled to designate such number of directors (the "Designees"), rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors on such Board of Directors (giving effect to the directors designated by Parent pursuant to this sentence) multiplied by the percentage that the number of Shares so accepted for payment by the Purchaser bears to the total number of Shares then outstanding. In furtherance thereof, the Company shall, upon the request of Parent (subject to applicable law, including applicable fiduciary duties), use reasonable efforts either to increase the size of the Board of Directors or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable the Designees to be so elected to such Board of Directors, and shall take all actions reasonably available to the Company to cause the Designees to be so elected. At such time, the Company shall, if requested by Parent (subject to applicable law, including applicable fiduciary duties), also cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on Board of Directors, of each committee of such Board of Directors, each board of directors of each subsidiary of the Company and each committee (or similar body) of any such subsidiary's board of directors. In the event that the Designees are elected to the Board of Directors, until the Effective Time, such Board of Directors shall have at least three directors who are directors on the date hereof and who would constitute "continuing directors" under the GBCC (the "Independent Directors"). In the event that the Designees are elected to the Board of Directors, after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, in addition to any other applicable requirements, the affirmative vote of a majority of the Independent Directors shall be required to amend or terminate the Merger Agreement by the Company, exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, take any other action by the Board of Directors under or in connection with the Merger Agreement, borrow money, amend the the Company's credit facility with Bank of America, N.A. and the other lenders, dated April 13, 1999 and as further amended on December 31, 1999 (the "Credit Agreement"), pledge or otherwise encumber any of the assets of the Company or its subsidiaries or effect a dividend or distribution of assets of the Company or its subsidiaries.

    Parent has informed the Company that it presently intends to designate five Board members from among the individuals described in Schedule I to the Purchaser's Offer to Purchase, dated April 27, 2000 (the "Offer to Purchase") under the captions "Directors and Executive Officers of Vedior" and/or "Other Potential Proposed Designees." Parent has informed the Company that each of such directors and officers has consented to act as a director to the Company. The address of each such person is set forth in such Offer to Purchase. The information in the Offer to Purchase is incorporated herein by reference.

    None of Parent's potential designees described in Schedule I to the Offer to Purchase currently is a director of, or holds any positions with, the Company. Parent has advised the Company that, to the best of Parent's knowledge, except as set forth below, none of Parent's potential designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between the Company and Vedior, Parent or the Purchaser that have been described in the Offer to Purchase or the Statement.

    It is expected that Parent's designees will assume office following consummation of the Offer, which cannot be earlier than May 24, 2000.

CERTAIN INFORMATION CONCERNING THE COMPANY

    The Common Stock is the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the shareholders of the Company. As of the close of business on April 27, 2000, there were 14,499,400 shares of Common Stock outstanding. Neither Parent nor the Purchaser owns any shares of Common Stock as of the date hereof. Vedior N.V., an affiliate of the Purchaser, owns 50,000 shares of Common Stock as of the date hereof.

                      INFORMATION CONCERNING DIRECTORS AND
                       EXECUTIVE OFFICERS OF THE COMPANY

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The directors and the executive officers of the Company and their ages and positions as of April 24, 2000 are as follows:

NAME                                   AGE                   POSITION
----                                 --------   -----------------------------------
David C. Cooper....................     44      Chairman of the Board of Directors
                                                  and Chief Executive Officer
Barry M. Abelson...................     53      Director
Paul J. Klaassen...................     41      Director
William Porter Payne...............     52      Director
Harry J. Sauer.....................     49      Executive Vice
                                                President--Professional Services
                                                  and Director
Brady W. Mullinax, Jr..............     47      Executive Vice President--Finance
                                                and Administration, Secretary and
                                                  Director
M. Faye Wilson.....................     62      Director
Patricia Kennedy...................     44      Executive Vice
                                                President--Information Technology

    DAVID C. COOPER has served as the Chairman of the Board of Directors since the Company's formation, as the Division President--Atlanta from September 1997 to July 1998 and as Chief Executive Officer since December 1999. Mr. Cooper founded David C. Cooper & Associates, Inc. and DCCA Professional
Temporaries, Inc. in 1980 and served as their President until May 1997.
Mr. Cooper received his Bachelor of Business Administration in Accounting from the University of Georgia. Mr. Cooper is a past president of the American Association of Accounting and Finance, a national network of independently owned accounting and finance permanent placement and temporary staffing businesses.

    BARRY M. ABELSON has served as a Director since the completion of the Company's initial public offering in February 1998. He has been a partner in the law firm of Pepper Hamilton LLP, Philadelphia, Pennsylvania since May 1992 and has served as Chairman of its Executive Committee since February 1995.
Mr. Abelson received his Bachelor of Arts in Sociology from Dartmouth College and his J.D. from the University of Pennsylvania.

    PAUL J. KLAASSEN has served as a Director since February 1998. He is the co-founder and has served as Chairman of the Board of Directors and Chief Executive Officer of Sunrise Assisted Living, Inc., a long-term healthcare provider, and its predecessor entities since 1981. He also served as President of Sunrise Assisted Living, Inc. and its predecessor entities from 1981 through July 1997. Mr. Klaassen is the founding Chairman of the Assisted Living Facilities Association of America, the largest assisted living industry trade association. He serves on the editorial advisory Boards of Contemporary Long Term Care, Retirement Housing Report, Assisted Living Today and Assisted Living Briefing magazines.

    WILLIAM PORTER PAYNE has served as a Director since the completion of the Company's initial public offering in February 1998. Mr. Payne has served as Vice Chairman of WebMD since September 1998. He also serves as Vice Chairman of Premiere Technologies, Inc. Mr. Payne previously served as Vice Chairman of NationsBank Corporation from January 1997 until June 1998. He was President and Chief Executive Officer of the Atlanta Committee for the Olympic Games from 1991 to 1997. Mr. Payne is also a director of Anheuser-Busch Companies, Inc., Cousins Properties, Inc. and Jefferson-Pilot Corporation. Mr. Payne received his Bachelor of Arts in Political Science and J.D. from the University of Georgia.

    HARRY J. SAUER has served as a Director since September 1997 and Executive Vice President--Professional Services since December 1999 and previously served as Division President--Philadelphia since September 1997. Mr. Sauer has worked in the staffing industry since 1977, when he founded Acsys Resources where he served in various positions including Chief Operating Officer. From 1974 to 1977 he worked in the Boston office of Coopers & Lybrand. Mr. Sauer received his Bachelor of Arts in Political Science from American University and his M.B.A. from Boston College. Mr. Sauer has served as the President of Hillel of Greater Philadelphia and as a Board member of several nonprofit organizations.

    BRADY W. MULLINAX, JR. has served as a Director since October 1999 and Executive Vice President--Finance and Administration and Secretary since January 2000. Prior to that Mr. Mullinax served as Vice President--Finance, Treasurer and Secretary since August 1998. From 1994 to 1997, Mr. Mullinax served as Chief Financial Officer and Treasurer of Fuqua Enterprises, Inc., a New York Stock Exchange listed company that operated a healthcare equipment manufacturing business and a leather tanning business that was sold on December 30, 1997. From 1987 to 1993, he was a partner with Price Waterhouse LLP. Mr. Mullinax received his Bachelor of Science in Business Administration from the University of North Carolina and is a certified public accountant.

    M. FAYE WILSON has served as a Director since November 1999. Ms. Wilson is Senior Vice President, Values Initiatives for The Home Depot, Inc. Ms. Wilson joined The Home Depot full time in June 1998, following her retirement from Bank of America where she served as an Executive Vice President since June 1991 and as President of Security Pacific Financial Services, a wholly owned subsidiary of BankAmerica Corporation, since December 1993. Ms. Wilson is also a director of The Home Depot and Farmers Insurance Group and the non-profit Big Brothers Big Sisters of Metro Atlanta. Ms. Wilson received both her MBA in International Relations in 1976 and Bachelor of

Business Administration in 1977 from the University of Southern California. Ms. Wilson has been a Certified Public Accountant since 1961.

    PATRICIA KENNEDY has served as Executive Vice President--Information Technology since February 2000. Ms. Kennedy served as Vice President for the Central Region of Modis Consulting from January 1999 to February 2000. Prior to her employment with Modis Consulting, Ms. Kennedy was prevented from working for one year due to a non-compete provision of her employment agreement with Interim Technology SSG, a division of Interim Services. Ms. Kennedy worked with Interim Technology SSG from September 1987 until January 1998, when she resigned from her position as Executive Vice President, a position that she had held since December 1993. Ms. Kennedy received her Bachelor of Business Administration in Elementary Education in 1976 from Northern University of Illinois.

ORGANIZATION OF THE BOARD OF DIRECTORS

    The business of the Company is managed under the direction of the Board of Directors. In accordance with the Company's by-laws, the number of directors on the Board of Directors is currently fixed at seven. It is expected that the number of directors on the Board of Directors will be fixed at nine upon the initial purchase of Shares pursuant to the Offer, of which five will be designees of Parent. See "Parent Designees."

    Our directors are elected at the annual meeting of shareholders. Directors and executive officers are elected or appointed to serve until they resign, are removed or are otherwise disqualified to serve or until their successors are elected and qualified at the next annual meeting of shareholders. During 1999, the Board of Directors held 11 meetings. Each director, with the exception of Paul J. Klaassen, attended at least 75% of the aggregate of all regular, annual and special meetings of the Board of Directors for 1999.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors has established a Compensation Committee and an Audit Committee. The Board of Directors does not have a nominating committee because the nomination of directors is performed by the Board of Directors as a group. The functions of those committees, their current members and the number of meetings held during 1999 are set forth below.

    AUDIT COMMITTEE. The Audit Committee was established to review the Company's internal controls, review the objectivity of its financial reporting and meet with the Company's financial personnel and independent auditors in connection with these reviews. The Audit Committee is also charged with recommending to the Board of Directors the appointment of independent auditors to serve as the Company's auditors for the next year. The Audit Committee adopted a charter in February 2000 to satisfy the requirements of the newly adopted rules of the American Stock Exchange. The charter includes, among other things, a description of the scope of the Audit Committee's responsibilities and how it carries out those responsibilities, including the committee's structure, processes and membership requirements. The Audit Committee held one meeting in 1999. All members, with the exception of Ms. Wilson who was elected to the Audit Committee in February 2000, attended. The current members of the Audit Committee are Messrs. Abelson, Klaassen and Payne and Ms. Wilson. Mr. Payne serves as Chairman of the Audit Committee.

    COMPENSATION COMMITTEE. The Compensation Committee was established to advise and make recommendations to the Board of Directors with respect to salaries and bonuses to be paid to the Chairman of the Board of Directors and the Chief Executive Officer. The Compensation Committee also administers the Acsys, Inc. 1997 Stock Option Plan and the Company's other stock option plans. It also recommends to the Board of Directors adoption of any compensation plans in which the Company's officers and directors are eligible to participate. The Compensation Committee held four meetings in 1999. All members, with the exception of Ms. Wilson, who was elected to the Compensation Committee in February 2000, and Mr. Klaassen, attended at least 75% of the meetings. The current members of the Compensation Committee are Messrs. Abelson, Klaassen and Payne and Ms. Wilson. Mr. Abelson serves as Chairman of the Compensation Committee.

DIRECTOR COMPENSATION

    Directors who are also employees of the Company do not receive additional compensation for serving as directors. Each director who is not an employee (an "Outside Director") receives $1,000 for each meeting of the Board of Directors attended and $500 for each meeting of a committee of the Board of Directors attended. All directors are reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or its committees and for other expenses incurred in their capacity as directors.

    The Company has adopted a policy of granting to each Outside Director, upon his or her initial appointment to the Board of Directors, a stock option to purchase 50,000 shares of Common Stock pursuant to the Company's option plan. The options granted to the Outside Directors have a three-year vesting schedule with one third of the options vesting on each of the first, second and third anniversaries of the date of grant. The exercise price of the options is based on the closing sales price of the Common Stock on the date of the grant. The options have a 10-year term. Pursuant to this policy, in November 1999 the Board of Directors granted options to purchase 50,000 shares of Common Stock to Ms. Wilson at a price of $1.94 per share.

    In addition, the Company has adopted a policy of granting to each Outside Director, once each quarter during the Outside Director's term, options to purchase 4,000 shares of Common Stock, with a lifetime aggregate cap of 150,000 shares per Outside Director. The option exercise price for such quarterly grants will be equal to the closing sales price of the Common Stock on the date of each grant, and each option will have a 10-year term. One-third of the options will vest on each of the first three anniversaries of the date of grant, provided that all unvested options will vest upon a change in control of the Company (as defined in the option agreement) or the death of the Outside Director. Pursuant to this policy, in each of the four quarters of 1999, the Company granted to each of Messrs. Abelson, Payne and Klaassen options to purchase 4,000 shares of Common Stock at a price per quarter of $4.38 per share, $3.50 per share, $4.69 per share and $1.81 per share.

                             EXECUTIVE COMPENSATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

    The following table presents certain summary information concerning compensation paid or accrued for services rendered in all capacities to the Company during 1999, 1998 and 1997 for (i) the Chief Executive Officer of the Company, (ii) each of the four other most highly compensated executive officers of the Company (determined as of December 31, 1999) and (iii) one additional individual for whom disclosure would have been provided pursuant to item (ii), except that individual was not serving as an executive officer at the end of December 31, 1999 (collectively, the "Named Executive Officers").

                                                                                                     LONG-TERM
                                                                                                   COMPENSATION
                                                                                                      AWARDS
                                                                                                   -------------
                                                                                   ANNUAL           SECURITIES
                                                                                COMPENSATION        UNDERLYING       ALL OTHER
                                                                            --------------------     OPTIONS/      COMPENSATION
NAME AND PRINCIPAL POSITION                                     YEAR        SALARY($)   BONUS($)     SARS (#)           ($)
---------------------------                                   --------      ---------   --------   -------------   -------------
David C. Cooper,............................................    1999        $200,000    $    --            --         $ 2,500(1)
  Chairman of the Board of Directors and Chief Executive
    Officer                                                     1998         198,605         --            --              --
                                                                1997(2)       83,333         --            --              --

Timothy Mann, Jr.,..........................................    1999(3)      241,167     78,000            --          94,454(4)
  Former Chief Executive Officer                                1998         211,153         --       213,357              --
                                                                1997(5)      110,128         --       135,198              --

Brady W. Mullinax, Jr.,.....................................    1999         210,000     70,000        75,000           2,363(1)
  Executive Vice President--Finance and Administration and      1998(6)       71,173         --       150,000              --
  Secretary                                                     1997              --         --            --              --

Harry J. Sauer,.............................................    1999(7)      200,000     85,000            --           2,500(1)
  Executive Vice President--Professional Services               1998         189,783     17,773            --           1,391(1)
                                                                1997         154,939    264,196            --           2,875(1)

Mary Beth Chase,............................................    1999(8)      179,411         --            --          14,038(9)
  Former Executive Vice President and Chief Development
    Officer                                                     1998         198,460         --            --              --
                                                                1997(10)     107,590         --            --              --

--------------------------

 (1) Represents matching contributions made by the Company to the officer's retirement account in the Acsys, Inc. 401(k) Plan (or in the case of Mr. Sauer only, for 1998 and 1997, in the ACSYS Resource, Inc. 401(k) Plan) based on a percentage of the officer's contributions to such plan.

 (2) Reflects compensation paid by the Company to Mr. Cooper beginning on May 16, 1997, the date that the Company employed Mr. Cooper as the Chairman of its Board of Directors.

 (3) Mr. Mann resigned on December 1, 1999.

 (4) Includes (a) $91,954 paid to Mr. Mann in accordance with his Separation and Release Agreement dated November 23, 1999 entered into in connection with his resignation on December 1, 1999 and (b) $2,500 of matching contributions made by the Company to Mr. Mann's retirement account in the Acsys, Inc. 401(k) Plan based on a percentage of Mr. Mann's contributions to the Acsys, Inc. 401(k) Plan. The compensation presented excludes
     (i) $108,046 for severance that the Company must pay Mr. Mann in 2000 in accordance with his Separation and Release Agreement, effective
     December 1, 1999, and (ii) $235,000 that the Company must pay Mr. Mann in five installments by January 3, 2001 in accordance with the post-employment covenants included in his Shareholder and Restrictive Covenant Agreement, effective December 1, 1999. For a description of Mr. Mann's Separation and Release Agreement and his Shareholder and Restrictive Covenant Agreement, refer to the section in this Information Statement entitled "Certain Relationships and Related Transactions."

 (5) Reflects compensation paid by the Company to Mr. Mann in all capacities beginning on March 12, 1997, the date that the Company employed Mr. Mann. Mr. Mann served in various executive positions with the Company before becoming its Chief Executive Officer in October 1997.

 (6) Reflects compensation paid by the Company to Mr. Mullinax beginning on August 21, 1998, the date that the Company employed Mr. Mullinax as its Vice President--Finance, Secretary and Treasurer. Mr. Mullinax's base compensation was $200,000 in 1998.

 (7) Reflects compensation paid by the Company to Mr. Sauer in all capacities for 1999. Mr. Sauer has served in various positions with the Company before becoming Executive Vice President--Professional Services in December 1999.

 (8) Ms. Chase's base compensation was $200,000 prior to her resignation on December 1, 1999. The compensation presented excludes (1) $138,462 for severance that the Company must pay Ms. Chase in accordance with her Separation and Release Agreement, dated December 1, 1999, and (2) $150,000 that the Company must pay Ms. Chase in equal monthly installments by January 1, 2001 in accordance with the post-employment covenants included in her Shareholder and Restrictive Covenants Agreement, dated December 1, 1999. For a description of Ms. Chase's Separation and Release Agreement and her Shareholder and Restrictive Covenant Agreement, refer to the section in this Information Statement entitled "Certain Relationships and Related Transactions."

 (9) Includes (1) $11,538 paid to Ms. Chase in accordance with her Separation and Release Agreement, dated December 1, 1999, entered into in connection with her resignation on December 1, 1999 and (2) $2,500 of matching contributions made by the Company to Ms. Chase's retirement account in the Acsys, Inc. 401(k) Plan based on a percentage of Ms. Chase's contributions to the Acsys, Inc. 401(k) Plan.

(10) Reflects compensation paid by the Company to Ms. Chase beginning on May 16, 1997, the date that the Company employed Ms. Chase, who initially served as Executive Vice President and Chief Operating Officer. Ms. Chase became Chief Development Officer and Executive Vice President in September 1997.

OPTION/SAR GRANTS IN 1999

    The following table sets forth information concerning the Company's 1999 grants of stock options to Brady W. Mullinax, Jr., the only Named Executive Officer who was granted options in 1999.

                                                                                                                 POTENTIAL
                                                                                                                REALIZABLE
                                                                   INDIVIDUAL GRANTS                         VALUE AT ASSUMED
                                               ----------------------------------------------------------         ANNUAL
                                                                PERCENT OF                                    RATES OF STOCK
                                                 NUMBER OF         TOTAL                                           PRICE
                                                SECURITIES     OPTIONS/SARS                                  APPRECIATION FOR
                                                UNDERLYING      GRANTED TO       EXERCISE                     OPTION TERM (1)
                                               OPTIONS/SARS    EMPLOYEES IN    OR BASE PRICE   EXPIRATION   -------------------
NAME                                            GRANTED(2)      FISCAL YEAR       ($/SH)          DATE       5%($)      10%($)
----                                           -------------   -------------   -------------   ----------   --------   --------
Brady W. Mullinax, Jr........................     50,000            5.0%          $4.375          2009      $137,571   $348,631
                                                  25,000            3.0            1.813          2009        28,505     72,236

--------------------------

 (1) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Commission. There can be no assurance provided to any officer or any other holder of the Company's securities that the actual stock price appreciation over the term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from options granted to the Named Executive Officer.

 (2) Options were granted as a consideration for employment at the fair market value of the Common Stock on the date of the grant. All shares underlying the options will vest within 3 years of the date they were granted or upon a change in control as defined in the option agreements. The options have a 10-year term.

AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END
  OPTION/SAR VALUES

    The following table gives information with respect to options held by Brady W. Mullinax, Jr. and Timothy Mann, Jr., the only Named Executive Officers who held stock options at December 31, 1999. The Company has never issued SARs, and none of the Named Executive Officers exercised stock options in 1999. The fiscal year-end market value of $1.688 per share is equal to the closing sales price of the Common Stock on December 31, 1999.

                                                                      NUMBER OF
                                                                SECURITIES UNDERLYING       VALUE OF UNEXERCISED
                                                                     UNEXERCISED                IN-THE-MONEY
                                                                    OPTIONS/SARS                OPTIONS/SARS
                                                               AT FISCAL YEAR-END (#)     AT FISCAL YEAR-END ($)(1)
NAME                                                          EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
----                                                          -------------------------   -------------------------
Timothy Mann, Jr. (2).......................................    225,210/123,345                   --/--
Brady W. Mullinax, Jr.......................................    100,000/125,000                   --/--

--------------------------

 (1) Based upon the closing sales price of the Common Stock on December 31, 1999 of $1.688 per share. The exercise price for the stock options exceeded the closing sales price on December 31, 1999.

 (2) Pursuant to the terms of his option agreements with the Company, all of Mr. Mann's options have expired since December 31, 1999.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL
  ARRANGEMENTS

    Messrs. Cooper, Mullinax and Sauer and Ms. Kennedy each executed employment agreements with the Company under which each executive currently receives an annual base salary of $200,000, $240,000, $225,000 and $250,000, respectively.
Each of these executive officers is also contractually entitled to a bonus that is to be agreed upon and based upon certain criteria set forth in his or her agreement. In 1999, Messrs. Mullinax and Sauer each received a bonus of $70,000 and $85,000, respectively. Mr. Cooper and Ms. Kennedy, who did not join the Company until February 2000, did not receive a bonus in 1999. Under their current employment agreements, none of the Company's executive officers has received or is expected to receive perquisites that exceed the lesser of $50,000 or 10% of the salary and bonus of such executive.

    Each employment agreement for the executive officers (other than for Mr. Mullinax) is for a term of three years and continues thereafter for additional one-year terms until either the Company or the executive officer elects not to renew the agreement. Mr. Mullinax's agreement remains in effect until December 31, 2000 and continues thereafter for one-year terms until either Mr. Mullinax or the Company elects to not renew the agreement. The Company anticipates that Mr. Cooper's employment agreement, with is scheduled to expire on May 16, 2000, will be extended until the date of the initial purchase of the shares pursuant to the Offer.

    Each of Messrs. Cooper's and Sauer's employment agreements provides that, in the event of a termination of employment, either (1) by the Company without cause (as defined in the agreements) or (2) by the employee following a change in control (as defined in the agreements) or a breach by the Company of such executive's employment agreement or the registration rights agreement between the Company and such executive, such executive officer will be entitled to receive from the Company a lump sum severance payment equal to three times the sum of his then-current annual salary plus the amount of his bonus calculated using the results of the operations of the Company for the 12 months prior to such termination. In such event, the non-compete and non-solicitation provisions discussed below would not apply to such executive officer. If an executive officer resigns for any other reason, such executive officer will be entitled to receive from the Company a lump sum severance payment equal to his then current annual salary. If an executive is terminated upon a determination by the Board of Directors that such executive officer failed to meet performance expectations, then such executive officer will be entitled to receive a lump sum severance payment equal to his base salary for the greater of the remainder of the term of his employment agreement or one year's annual salary.

    Mr. Mullinax's agreement provides that in the event of termination of employment either (1) by the Company without cause (as defined in the agreement) or (2) by Mr. Mullinax following a change in control (as defined in the agreement), the relocation of Mr. Mullinax outside of metro Atlanta or a breach by the Company of Mr. Mullinax's employment agreement, Mr. Mullinax will be entitled to receive a lump sum severance payment equal to three times the sum of his then-current annual salary plus a bonus equal to his annual bonus for the year prior to the year in which such termination occurs. If Mr. Mullinax is terminated upon a determination by the Board of Directors that he failed to meet performance expectations, then he will be entitled to receive a lump sum severance payment equal to his annual salary for the greater of the remainder of the term of his employment agreement or one year's annual salary. Mr. Mullinax must comply with the non-competition and non-solicitation covenants of his employment agreement in the event he is terminated from employment with the Company for any reason; however, if Mr. Mullinax's employment is terminated either (i) by the Company without cause or (ii) by Mr. Mullinax for good reason, the Company must pay Mr. Mullinax $200,000 as consideration for his abiding by the non-competition and non-solicitation covenants, among others, of his agreement.

    Ms. Kennedy's agreement provides that in the event of termination of her employment either (1) by the Company without cause (as defined in the agreement) or (2) by Ms. Kennedy following a change in control (as defined in the agreement) or a breach by the Company of Ms. Kennedy's employment agreement, she will be entitled to a lump sum severance payment equal to one year of her salary plus her guaranteed bonus at her then-current rate, provided she executes a separation agreement containing a general release and a reaffirmation of certain covenants in her employment agreement in a form acceptable to the Company. If Ms. Kennedy is terminated by the Company for cause, resigns without good reason or upon the determination by the Chief Executive Officer of the Company that she failed to meet performance expectations, she is not entitled to severance payments. If Ms. Kennedy is terminated upon a determination by the Chief Executive Officer of the Company that she has failed to meet performance expectations, the non-competition provision of her employment agreement discussed below would not apply following her termination of employment. If
Ms. Kennedy resigns for good reason or is terminated without cause upon or after a change in control and Ms. Kennedy executes a separation agreement containing a general release and a reaffirmation of certain covenants in her employment agreement in a form acceptable to the Company, she is entitled to a lump sum severance payment equal to three times the sum of her then-current annual salary plus her guaranteed bonus.

    Each of these employment agreements contains a covenant not to compete with the Company for a period of two years immediately following termination of employment (with the exception of Ms. Kennedy's whose covenant is for a period of one year) and an obligation not to solicit any employees or customers of the Company for a period of one year immediately following termination of employment (with the exception of Mr. Cooper's covenant that is for a period of two years).

    For a description of the separation agreements executed with Edward S. Baumstein, Timothy Mann, Jr. and Mary Beth Chase, each of whom was an executive officer of the Company in 1999, see "Certain Relationships and Related Transactions."

AMENDMENTS TO THE EMPLOYMENT AGREEMENTS

    In connection with the execution of the Merger Agreement, Mr. David C. Cooper, Chairman of the Board and Chief Executive Officer of the Company,
Mr. Brady W. Mullinax, Jr., Executive Vice President--Finance and Administration, Secretary and a director of the Company, Mr. Harry J. Sauer, Executive Vice President--Professional Services and a director of the Company, and Ms. Patricia Kennedy, Executive Vice President--Information Technology of the Company, have each entered into amendments to their respective existing employment agreements with the Company, the terms of which will take effect at the time of the initial purchase of Shares under the Offer. The principal provisions of the amendments to the employment agreements are described below.

    The amendment to Mr. Cooper's employment agreement provides for a continuation of the employment agreement until (and including the date of) the two-year anniversary of the initial purchase of Shares under the Offer. The amendment also provides for a base salary of $300,000 with a bonus based on the Company's performance. In addition, in lieu of the severance benefit upon a change in control of the Company, Mr. Cooper will receive $300,000 upon the initial purchase of Shares under the Offer and a second payment of $300,000 if either he (i) is employed by such company on the two-year anniversary of such date, (ii) resigns for good reason after such date but prior to the two-year anniversary of such date, or (iii) is terminated without cause after such date but prior to the two-year anniversary of such date. The amendment to Mr. Cooper's employment agreement also requires Mr. Cooper to continue to comply with certain non-solicitation, non-competition and confidentiality covenants in the event that he is terminated from employment with the Company for any reason.

    The amendment to Mr. Mullinax's employment agreement provides for a continuation of the employment agreement until (and including the date of) the two-year anniversary of the initial purchase of Shares under the Offer. The amendment also provides for a base salary of $240,000 with a bonus to be determined at the discretion of the Chief Executive Officer of the Company, provided that such bonus would be at least 20% of his base salary then in effect. In addition, in lieu of the severance benefit upon a change in control of the Company, Mr. Mullinax will receive $535,000 upon the initial purchase of Shares under the Offer and a second payment of $535,000 if either he (i) is employed by the Company on the two-year anniversary of such date, (ii) resigns for good reason after such date but prior to the two-year anniversary of such date, or (iii) is terminated without cause after such date but prior to the two-year anniversary of such date. The amendment to Mr. Mullinax's employment agreement also eliminates the Company's requirement to pay Mr. Mullinax $200,000 as compensation for his complying with certain non-competition, non-solicitation and confidentiality covenants for two years following his employment with the Company.

    The amendment to Mr. Sauer's employment agreement provides for a continuation of the employment agreement until (and including the date of) the two-year anniversary of the initial purchase of Shares under the Offer. The amendment also provides for a base salary of $225,000 with a bonus to be determined based on the Company's performance, provided that such bonus would be at least $75,000. In addition, in lieu of the severance benefit upon a change in control of the Company, Mr. Sauer will receive $487,500 upon the initial purchase of Shares under the Offer and a second payment of $487,500 if either he
(i) is employed by the Company on the two-year anniversary of such date, (ii) resigns for good reason after such date but prior to the two-year anniversary of such date, or (iii) is terminated without cause after such date but prior to the two-year anniversary of such date. The amendment to Mr. Sauer's employment agreement also requires Mr. Sauer to comply with certain non-solicitation, non-competition and confidentiality covenants in the event that he is terminated from employment with the Company for any reason.

    The amendment to Ms. Kennedy's employment agreement does not impact the duration of Ms. Kennedy's employment agreement or her compensation thereunder. The amendment provides, in lieu of the severance benefit upon a change in control of the Company, Ms. Kennedy will receive $532,013 upon the initial purchase of Shares under the Offer and a second payment of $532,013 if either she (i) is employed by the company on the two-year anniversary of such date,
(ii) resigns for good reason after, but prior to the two-year anniversary of such date, or (iii) is terminated without cause after such date but prior to the two-year anniversary of such date. The amendment also requires the Company to pay Ms. Kennedy 50% of the value of her unvested Company Options at the Effective Time of the Merger and 50% of the value of her unvested Company Options on the second anniversary of the Effective Time of the Merger. The amendment to Ms. Kennedy's employment agreement also requires Ms. Kennedy to continue to comply with certain non-competition restrictions in the event that she is terminated from employment with the Company for cause resulting from her failure to meet certain performance expectations.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Board of Directors did not have a Compensation Committee until February 1998. The members of the Compensation Committee are Messrs. Abelson, Klaassen and Payne and Ms. Wilson, none of whom are executive officers or employees of the Company.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    OVERVIEW. The Company formed its Compensation Committee in February 1998 after its initial public offering. Each of the members of the Compensation Committee is an Outside Director. No Outside Director is, or has been, an officer or employee of the Company. The Compensation Committee is responsible for establishing basic principles related to the compensation programs of the Company and for providing oversight for compensation programs for executive officers. The principles include building a strong relationship between shareholder return and executive compensation, providing incentives to achieve both short and long-term goals, and providing an overall level of remuneration that is competitive and reflective of performance. The Compensation Committee met four times in 1999. The Chief Executive Officer and other executive officers were not present at the meetings unless requested by the Compensation Committee

    EXECUTIVE OFFICER COMPENSATION PHILOSOPHY. The key components of the Company's executive officer compensation program are salary, bonus and stock option awards. The Company engaged the services of professional compensation consultants to evaluate the Company's compensation program and assist with the design of a compensation plan for its senior executives for the year ended December 31, 1999 and future years that will, among other things, (i) attract and retain a highly qualified and motivated management team and (ii) link the interests of the senior executives directly with those of shareholders through the use of long-term equity incentives, primarily in the form of stock options.

    Each of the Company's executive officers is a party to an employment agreement (collectively, the "Executive Employment Agreements") that is described in this Information Statement under the caption "--Employment Agreements, Termination of Employment and Change in Control Arrangements." Of the Company's executive officers, David C. Cooper, the Company's Chief Executive Officer, and Harry J. Sauer, the Company's Executive Vice President--Professional Services, were key employees of companies acquired by the Company (the "Acquired Companies"), and their employment agreements were entered into in arm's-length negotiations as part of the overall negotiation of the terms of the applicable acquisition.

    The Company's two other executive officers, Brady W. Mullinax, Jr., the Company's Executive Vice President--Finance and Administration and Secretary, and Patricia Kennedy, the Company's Executive Vice President--Information Technology, were hired by the Company in August 1998 and February 2000, respectively. The Compensation Committee believes that their respective employment agreements provide for the compensation levels needed to attract, motivate and retain executives of their caliber.

    The members of the Compensation Committee hold primary responsibility for determining executive officer compensation levels, subject to the terms of the Executive Employment Agreements. The Compensation Committee has adopted a compensation philosophy that is intended to align executive compensation with the Company's overall business strategy. The philosophy guiding the executive compensation program is designed to link executive compensation and shareholder value. The goals of the program are:

    - To compensate executive employees in a manner that aligns the executives' interests with the interests of the shareholders;

    - To encourage continuation of the Company's entrepreneurial spirit;

    - To reward executives for successful long-term strategic management;

    - To recognize outstanding performance; and

    - To attract and retain highly qualified and motivated executives.

    The Compensation Committee intends to continue to grant to certain of the Company's executives and other key employees stock options at the then current market value or at a price above market value, which options will have no monetary value to the recipient unless and until the market price of the Common Stock increases above the exercise price.

    Since Messrs. Cooper and Sauer were owners of the Acquired Companies and, therefore, already own a substantial number of shares of Common Stock, Messrs. Cooper and Sauer have not been granted options. Moreover, the Compensation Committee has no plans to grant options to these executives at this time. Since Mr. Mullinax and Ms. Kennedy do not have significant holdings in the Company's Common Stock, however, the Compensation Committee has granted stock options to both of these executive officers.

    In February and October 1999, the Company granted Mr. Mullinax options to purchase a total of 75,000 shares of Common Stock at the then current market prices of the Common Stock. Each of these options has a 10-year term from the date of grant and vests over a three-year period, with complete, automatic vesting upon the occurrence of a change in control of the Company (as defined in Mr. Mullinax's stock option agreements). In February 2000, the Company granted Mr. Mullinax an option to purchase 50,000 shares of Common Stock at the then current market price of the Common Stock. This option had identical terms to the prior stock option grants made to Mr. Mullinax.

    Also, in February 2000, in connection with the start of her employment with the Company, the Company granted Ms. Kennedy an option to purchase a total of 75,000 shares of Common Stock at the then current market price of the Company's Common Stock. Ms. Kennedy's option has a 10-year term from the date of grant and vests over a three-year period.

    The mix of base salary, bonuses and stock option awards reflects the Compensation Committee's intention to link executive compensation to the Company's operational performance and the price of the Common Stock. If the transaction with Parent and the Purchaser described in the Offer to Purchase and the Statement is not consummated and the Company remains an independent publicly traded company, the Compensation Committee anticipates that future option grants will be based on a subjective analysis of various performance criteria, primarily earnings per share and operating profits, but will not directly be tied to any one factor. Future bonus payments will be awarded in the discretion of the Compensation Committee, as it deems appropriate. The Compensation Committee intends to continue to examine ways to more closely link its annual bonus and long-term incentive plans to the Company's stock performance, with the objective of creating plans that strengthen the relationship between shareholder value and executive compensation.

    1999 COMPENSATION OF CHIEF EXECUTIVE OFFICER. Mr. Cooper has served as the Company's Chief Executive Officer since December 1, 1999. For the remainder of 1999, Timothy Mann, Jr. served as the Company's Chief Executive Officer. In connection with an increase in Mr. Mann's base compensation to $280,000 in February 1999, the Compensation Committee and Mr. Mann agreed that his 1999 bonus would be discretionary as determined by the Compensation Committee.
Mr. Mann resigned in December 1999 and did not receive a bonus or stock option grants in 1999.

    When Mr. Cooper was elected as the Company's Chief Executive Officer in December 1999, Mr. Cooper's employment agreement and compensation structure remained unchanged. Mr. Cooper received a base salary of $200,000 in 1999, but did not receive any bonus in 1999.

    SECTION 162(m) OF THE INTERNAL REVENUE CODE. Section 162(m) generally disallows a public company's tax deduction for compensation to the chief executive officer and four other most highly compensated executive officers in excess of $1,000,000. Wherever possible, the Compensation Committee seeks to have all compensation treated as tax-deductible compensation. Compensation that qualifies as "performance-based compensation" is excluded from the $1,000,000 deductibility cap, and therefore remains fully deductible by the company that pays it. The Compensation Committee intends that the stock options granted to Mr. Mullinax and Ms. Kennedy in 1999 and 2000 will qualify as "performance-based compensation," since these stock options have exercise prices at least equal to 100% of the fair market value of the underlying Common Stock at the respective date of grant.

    This report is submitted by the members of the Compensation Committee, including M. Faye Wilson who was elected to the Compensation Committee in February 2000.

               Barry M. Abelson
               Paul J. Klaassen
               William Porter Payne, Chairman
               M. Faye Wilson

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of April 27, 2000 by: (i) each of the Company's directors and executive officers; (ii) all of the Company's executive officers and directors as a group; and (iii) each person known by the Company to own beneficially more than 5% of the Common Stock. Each of the holders listed below has sole voting power and investment power over the shares beneficially owned. Except as noted below, each of the persons known by the Company to beneficially own more than 5% of the Common Stock has an address in care of the Company's principal executive offices.

                                                         SHARES BENEFICIALLY
                                                              OWNED(1)
                                                      -------------------------
NAME OF BENEFICIAL OWNER                               NUMBER     PERCENTAGE(%)
------------------------                              ---------   -------------
DIRECTORS, EXECUTIVE OFFICERS AND 5% OR GREATER
 SHAREHOLDERS:
David C. Cooper(2)..................................  1,656,164       11.4%
Brady W. Mullinax, Jr.(3)...........................    275,000        1.9
Barry M. Abelson(4).................................     86,001          *
Paul J. Klaassen(5).................................     89,000          *
William Porter Payne(6).............................    101,000          *
Harry J. Sauer(7)...................................    795,521        5.5
M. Faye Wilson(3)...................................     50,000          *
Patricia Kennedy....................................         --         --
Edward S. Baumstein(8)..............................    783,521        5.4
All directors and executive officers as a group
 (8 persons)(9).....................................  3,052,686       20.3

--------------------------

*   Less than 1%.

(1) Shares beneficially owned is calculated based upon 14,499,400 shares of Common Stock that were outstanding on April 27, 2000. This percentage also includes Common Stock of which such individual has the right to acquire beneficial ownership within 60 days of such date, including but not limited to the exercise of an option; however, such Common Stock shall not be deemed outstanding for the purpose of computing the percentage owned by any other individual. Under the terms of their respective options agreements, upon the change in control of the Company deemed to have resulted from the execution of the Merger Agreement, each of the executive officer's (other than Ms. Kennedy's) and each of the director's options vested and became immediately exercisable.

(2) Includes 50 shares of Common Stock held by Mr. Cooper's spouse with whom he shares voting and dispositive power over such shares.

(3) Represents options to purchase shares of Common Stock.

(4) Includes options held by Mr. Abelson to purchase 82,000 shares of Common Stock.

(5) Includes options held by Mr. Klaassen to purchase a total of 82,000 shares of Common Stock.

(6) Includes options held by Mr. Payne to purchase a total of 82,000 shares of Common Stock.

(7) Includes 25,000 shares of Common Stock held by The Sauer Family Foundation, an entity controlled by Mr. Sauer.

(8) Based upon a Schedule 13G filed with the Commission on February 24, 1999 and a Form 144 filed with the Commission on April 27, 1999. The address for Mr. Baumstein is c/o Stephen M. Goodman, Morgan, Lewis & Bockius, 1701 Market Street, Philadelphia, PA 19103-2921.

(9) Includes options to purchase a total of 571,000 shares of Common Stock exercisable within 60 days of April 27, 2000.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    On December 1, 1999 Timothy Mann, Jr. resigned as Chief Executive Officer and a director of the Company and entered into a Separation and Release Agreement and a Shareholder and Restrictive Covenant Agreement with the Company. Under the terms of the Separation and Release Agreement, Mr. Mann is entitled to $200,000 of severance pay that the Company must pay in five installments by January 3, 2001. The terms of the Shareholder and Restrictive Covenant Agreement entitles Mr. Mann to $235,000 that the Company must pay in five installments by January 3, 2001. The payments made to Mr. Mann under the Shareholder and Restrictive Covenant Agreement are in consideration for Mr. Mann's compliance with certain non-competition and non-solicitation covenants contained therein.

    On December 1, 1999, Mary Beth Chase resigned as Executive Vice President, Chief Development Officer and a director of the Company and entered into a Separation and Release Agreement and a Shareholder and Restrictive Covenant Agreement with the Company. Ms. Chase's Separation and Release Agreement entitles her to $150,000 in severance pay that the Company must pay to her in equal monthly installments through January 1, 2001. The terms of Ms. Chase's Shareholder and Restrictive Covenant Agreement entitle her to $150,000 that the Company must pay in equal installments by January 1, 2001. The payments made to Ms. Chase under the Shareholder and Restrictive Covenant Agreement are in consideration for Ms. Chase's compliance with certain non-competition and non-solicitation covenants contained therein.

    The terms of each of Mr. Mann's and Ms. Chase's Shareholder and Restrictive Covenant Agreements also: (i) require each to vote the shares beneficially held by them in favor of director nominees recommended by the Company's Board of Directors, (ii) require each to vote on shareholder proposals in accordance with the recommendations of the Company's Board of Directors, (iii) forbid each from assigning, selling, pledging or otherwise transferring or disposing of the shares of Common Stock beneficially owned by them, subject to exceptions,
(iv) forbid each from purchasing or acquiring beneficial ownership or any equity security of the Company, subject to certain exceptions and (v) forbid each from assisting or encouraging others in the acquisition of any equity security of the Company or from engaging in the "solicitation" of "proxies" under the Exchange Act. Mr. Mann's restrictions remain in effect for two years following the date of his agreement. Ms. Chase's restrictions remain in effect for one year following the date of her agreement.

    On December 1, 1999, Robert M. Kwatnez resigned as Group Director, New Products of Acsys IT, Inc., a wholly owned subsidiary of the Company, and as a director of the Company and entered into a Separation and Release Agreement and a Shareholder and Restrictive Covenant Agreement with the Company.
Mr. Kwatnez's Separation and Release Agreement entitles him to $122,778 in severance pay that the Company must pay to him in equal monthly installments through September 30, 2000. The terms of Mr. Kwatnez's Shareholder and Restrictive Covenant Agreement entitle him to $245,555 that the Company must pay in equal monthly installments by September 30, 2000. The payments made to Mr. Kwatnez under the Shareholder and Restrictive Covenant Agreement are in consideration for Mr. Kwatnez's compliance with certain non-competition and non-solicitation covenants contained therein.

    The terms of Mr. Kwatnez's Shareholder and Restrictive Covenant Agreements also require him: (i) to vote the shares beneficially held by him in favor of director nominees recommended by the Company's Board of Directors, (ii) to vote on shareholder proposals only on matters relating to the Company's Rights Agreement or amendments to the Company's charter and by-laws in accordance with the recommendation of the Company's Board of Directors, (iii) not to assign, sell, pledge or otherwise transfer or dispose of the Common Stock beneficially owned by him, subject to certain exceptions, and

(iv) not to assist or encourage others in the acquisition of any equity securities of the Company or to engage in the "solicitation" of "proxies" under the Exchange Act. Mr. Kwatnez's restrictions remain in effect for a period of 10 to 12 months following the date of his agreement.

    The Company entered into a Separation and Release Agreement with Edward S. Baumstein effective March 12, 1999. Pursuant to the terms of the agreement, Mr. Baumstein resigned as President and Chief Operating Officer of the Company and as a director of the Company. The Company paid a lump sum of approximately $550,000 to Mr. Baumstein as a severance benefit and agreed to reimburse
Mr. Baumstein for his attorneys' fees. Mr. Baumstein further agreed that until March 12, 2000 (or earlier in the event that the closing sales price of the Company's Common Stock was below certain specified prices for a period of 20 consecutive trading days) he would not, directly or indirectly, take certain actions, including calling shareholders' meetings, executing written shareholder consents, participating in the solicitation of proxies or a tender offer, purchasing additional securities or assets of the Company or acquiring control of the Company's Board of Directors. In addition, the Company and Mr. Baumstein agreed to release and discharge the other party of any claims that such party might have against the other relating to events occurring before the date of the agreement.

COMPANY POLICY

    All transactions with the Company's shareholders, officers and directors or their affiliates, if any, are subject to the approval of a majority of the independent and disinterested outside directors and will be conducted on terms no less favorable than those that could be obtained from unaffiliated third parties on an arms'-length basis.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires the Company's directors, officers and beneficial owners of more than 10% of the Company's outstanding Common Stock to file with the Commission initial reports of ownership of the Company's equity securities and to file subsequent reports when there are changes to such ownership. Based on a review of copies of reports submitted to the Company for 1999, the Company believes that all Section 16(a) filing requirements for 1999 by such persons were complied with on a timely basis, except that Ms. Wilson was late filing a Form 3 stating that she had become a reporting person of the Company in November 1999, and Mr. Cooper was late filing a Form 4 regarding his wife's purchase of 50 shares of Common Stock in December 1999.

                         COMPARATIVE STOCK PERFORMANCE

    The following graph compares the cumulative shareholder return on the Company's Common Stock with the cumulative total return on the Nasdaq Stock Market Index, the AMEX Market Value Index and the common stock of eight companies in the staffing industry, as described below, for a period beginning February 6, 1998, the date that the Company's Common Stock first began trading on the Nasdaq National Market, and ending December 31, 1999, the last trading day of the Company's last fiscal year. On September 7, 1999, the Company moved the listing of its Common Stock to the American Stock Exchange. Total return values were calculated based on cumulative total return assuming the value of the investment in the Company's Common Stock on February 6, 1998 was $100 and that all dividends were reinvested. The Company is not included in the peer group because management believes that, by excluding the Company, investors will have a more accurate view of the Company's performance relative to other companies in the staffing industry.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                     NASDAQ STOCK      AMEX MARKET
         Acsys, Inc.  Peer Group  Market Index (U.S.)  Value Index
2/6/98       $100.00     $100.00              $100.00      $100.00
12/1998       $45.59      $81.50              $123.99      $109.25
12/1999       $19.86      $65.98              $150.08      $139.56

                                                           CUMULATIVE TOTAL RETURN
                                             ---------------------------------------------------
                                             FEBRUARY 6, 1998    DECEMBER 1998    DECEMBER 1999
                                             -----------------   --------------   --------------
Acsys, Inc.................................         $100             $45.59           $19.86
Peer Group.................................          100              81.50            65.98
Nasdaq Stock Market Index (U.S.)...........          100             123.99           150.08
AMEX Market Value Index....................          100             109.25           139.56

    The peer group includes the following companies: Modis Professional Services, Inc.; On Assignment, Inc.; RCM Technologies, Inc.; Robert Half International, Inc.; Romac International, Inc.; Interim Services, Inc.; StaffLeasing, Inc.; and Olsten Corporation.